ECOLAB®



BLUEPRINT FOR GROWTH

2007 ANNUAL REPORT

DESCRIPTION OF BUSINESS

Ecolab is the global leader in cleaning, sanitizing, food safety and infection control products and services. Founded in 1923 and headquartered in St. Paul, Minn., Ecolab has been partnering with customers for more than 80 years. Ecolab serves customers in more than 160 countries across North America, Europe, Asia Pacific, Latin America, the Middle East and Africa, and employs more than 26,000 associates worldwide. Ecolab delivers comprehensive programs and services to the foodservice, food and beverage processing, hospitality, healthcare, government and education, retail, textile care, commercial facilities, and vehicle wash industries.

Ecolab is committed to assisting customers worldwide with their unique needs by providing them with comprehensive, value-added solutions and professional, personal service. With more than 14,000 sales-and-service experts, Ecolab employs the industry's largest and best-trained direct sales-and-service force, which advises and assists customers in meeting a full range of cleaning, sanitation and service needs. For more information, visit www.ecolab.com or call 1.800.2.ECOLAB.

Ecolab common stock is traded on the New York Stock Exchange under the symbol ECL. Ecolab news releases and other selected investor information are available at www.ecolab.com.

FORWARD-LOOKING STATEMENTS AND RISK FACTORS

We refer readers to the company's disclosure, entitled "Forward-Looking Statements and Risk Factors," which is located on page 27 of this Annual Report.

CUSTOMER SEGMENTS

Full-service restaurants
Quickservice restaurants
Hotels
Food retail
Schools
Colleges and universities
Laundries and textile rental
Hospitals
Nursing homes
Other healthcare facilities
Dairy farms and plants
Food, beverage and brewery plants
Pharmaceutical facilities
Office buildings
Shopping malls
Movie theaters
Convenience stores
Recreational facilities
Health clubs
Government facilities
Amusement parks
Building service contractors
Cruise lines
Airlines
Light manufacturing industries
Vehicle care and car washes

MARKETS SERVED

United States
Europe/Middle East/Africa
Asia Pacific
Canada
Latin America

BUSINESS MIX 2007

PERCENT OF TOTAL SALES



UNITED STATES 53%
- Institutional 27%
- Food & Beverage 8%
- Pest Elimination 6%
- Kay 5%
- GCS Service 3%
- Healthcare 1%
- Vehicle Care 1%
- Textile Care 1%
- Water Care Services 1%

INTERNATIONAL 47%
- Europe/Middle East/Africa 33%
- Asia Pacific 7%
- Latin America 4%
- Canada 3%

SALES-AND-SERVICE ASSOCIATES

DECEMBER 31	2005	2006	**2007**
Institutional	3,245	3,490	**3,500**
Kay	350	355	**405**
Pest Elimination	1,830	1,900	**2,025**
Healthcare	80	80	**125**
GCS Service	470	465	**495**
Textile Care	75	80	**90**
Food & Beverage	425	435	**450**
Water Care Services	125	115	**110**
Vehicle Care	100	105	**105**
Europe/Middle East/Africa*	4,150	4,225	**4,005**
Asia Pacific	995	1,070	**1,570**
Canada	375	395	**390**
Latin America	690	715	**840**
TOTAL	12,910	13,430	**14,110**

* The 2007 decrease is due to the sale of a property service provider in the United Kingdom.

NET SALES
DOLLARS IN MILLIONS



03 04 05 06 07

NET INCOME
DOLLARS IN MILLIONS



$427
03 04 05 06 07

DILUTED NET INCOME PER SHARE
DOLLARS



$1.70
03 04 05 06 07

DIVIDENDS DECLARED PER SHARE
DOLLARS



$0.4750
03 04 05 06 07

FINANCIAL HIGHLIGHTS
MILLIONS, EXCEPT PER SHARE

	2007	2006	2005	PERCENT CHANGE **2007**	PERCENT CHANGE 2006
Net Sales	**$5,469.6**	$4,895.8	$4,534.8	**12%**	8%
Net Income	**427.2**	368.6	319.5	**16**	15
Percent of Sales	**7.8%**	7.5%	7.0%		
Diluted Net Income Per Common Share	**1.70**	1.43	1.23	**19**	16
Diluted Weighted-Average Common Shares Outstanding	**251.8**	257.1	260.1	**(2)**	(1)
Dividends Declared Per Common Share	**0.4750**	0.4150	0.3625	**14**	14
Cash Provided by Operating Activities	**797.6**	627.6	590.1	**27**	6
Capital Expenditures	**306.5**	287.9	268.8	**6**	7
Shareholders' Equity	**1,935.7**	1,680.2	1,649.2	**15**	2
Return on Beginning Equity	**25.4%**	22.4%	20.0%		
Total Debt	**1,003.4**	1,066.1	746.3	**(6)**	43
Total Debt to Capitalization	**34.1%**	38.8%	31.2%		
Total Assets	**$4,722.8**	$4,419.4	$3,796.6	**7%**	16%

ECOLAB STOCK PERFORMANCE

	2005		2006		**2007**	
QUARTER	LOW	HIGH	LOW	HIGH	**LOW**	**HIGH**
First	$31.20	$35.08	$33.64	$40.50	**$37.01**	**$45.37**
Second	30.68	34.23	37.00	41.20	**41.12**	**44.79**
Third	30.75	34.14	39.57	45.43	**39.01**	**47.59**
Fourth	30.93	37.15	42.17	46.40	**44.82**	**52.78**

ECOLAB STOCK PERFORMANCE COMPARISON



Ecolab Stock Price
Ecolab Stock Price Index, Dec. 31, 2004 = 1.00
S&P 500 Index, Dec. 31, 2004 = 1.00
ECOLAB STOCK PRICE
ECOLAB, S&P 500 INDICES
$55
$50
$45
$40
$35
$30
1.55
1.45
1.35
1.25
1.15
1.05
0.95
0.85
4Q 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q
2004 2005 2006 2007



PRODUCTS AND SERVICES

Our success is built on delivering premium products and exceptional service – and on incorporating the latest technology to help customers optimize their operations. Innovations like our Apex™ warewashing system provide data on performance, efficiency and environmental impact, and our dedicated sales-and-service associates consult personally with each customer to analyze and interpret the results – adding value in ways no one else can.



DOUGLAS M. BAKER, JR.
Chairman of the Board,
President and
Chief Executive Officer

WE HAVE A CLEAR BLUEPRINT FOR GROWTH - AND THE BUILDING BLOCKS FOR CONTINUED SUCCESS ARE IN OUR DNA

TO OUR SHAREHOLDERS:

The drive to grow and exceed customer expectations is fundamental to Ecolab. It's at the core of our company's beliefs and the driver of our success - you could say it's in our DNA. But the key to successful business development is having the right plan to guide our efforts - a clear blueprint for growth - to enable us to build our business effectively and efficiently. We've laid the groundwork with exceptional products, unparalleled service and extraordinary people. Ecolab is the only company in our market that can deliver global solutions for global customers, and this gives us a great foundation to build on.

The fundamentals to growing our business are time-tested.

- Customer relationships remain the strength of Ecolab. Great service, personally delivered, will always be our key differentiator, and we continue to invest in the team that delivers our reliable, effective service. Our consultative approach to assisting our customers in keeping their businesses clean, safe and efficient has given us a well-earned reputation for expertise, trust and partnership - and we're giving our people the right tools, technology and training to further improve our legendary level of service.
- Outstanding products, systems and services further strengthen our competitive advantage. Our commitment to providing our customers on-premise service gives us important insight into their unique needs, and our world-class R&D builds on this knowledge to create innovative solutions that are better, faster, safer and more cost-effective. No one else can deliver the breadth of products, services, training and quality assurance that Ecolab can, and our Circle the Customer - Circle the Globe strategy continues to create a world of solutions for customers - and growth opportunities for Ecolab.
- We are implementing effective processes and systems to strengthen and enhance our customer relationships, as well as ensure our organization is well-positioned for optimal growth and operational performance. We're leveraging our global know-how and best practices, and organizing and structuring our business in local markets to best capitalize on the opportunities they represent. The result? We're delivering great products, great service, outstanding results and value everywhere.
- Talented people in every function - from sales to R&D to operations to business support - remain the lifeblood and fundamental strength of Ecolab. With a culture of spirit, pride, determination, commitment, passion and integrity, our team drives results for our customers, our shareholders and our company. We aggressively recruit, develop and retain high-potential associates, and we continue to expand and develop our efforts to optimize our talent pool at all levels.

Read more to learn about our 2007 accomplishments and future opportunities.

FINANCIAL PERFORMANCE

2007 was an outstanding year of growth, development and investment for the future. We once again demonstrated our commitment to build for the future while delivering today, exceeding all three of our financial objectives as discussed below.

- We are proud to report that our net sales rose 12% to $5.5 billion in 2007, fueled by strong growth in the U.S., Asia Pacific and Latin America.
- Operating income was $667 million in 2007. Excluding special gains and charges, operating income reached $687 million. Operating margins improved to 12.6% of net sales, compared to last year's 12.5%, excluding special gains and charges, driven by strong sales gains and effective productivity initiatives.
- Reported diluted earnings per share was $1.70. Excluding special gains and charges and discrete tax items, diluted net income per share was $1.66 for 2007, up 16% from $1.43 in 2006, beating our long-term 15% EPS growth objective.
- Our return on beginning shareholders' equity rose to 25% in 2007, the 16th consecutive year in which the company met or exceeded its long-term financial objective of a 20% return on beginning shareholders' equity.
- We achieved record cash flow from operating activities of $798 million. Total debt to total capitalization ratio was 34%. These results enabled us to retain our debt rating within the "A" categories of the major rating agencies during 2007 and exceeded our investment grade objective.
- We increased our quarterly dividend rate for the 16th consecutive year, as it rose 13% in December to an indicated annual rate of $0.52 per common share.
- Our share price rose 13% in 2007 - outperforming the Standard & Poor's 500 4% increase. Our share performance has exceeded the S&P 500 in each of the last four years and in 14 of the past 17 years.

NEW PRODUCTS AND SERVICES

With more than 2,800 active patents, we lead the industry in creating unique solutions that provide our customers with great results - and 2007 yielded more significant advancements. We launched Apex™, a revolutionary warewashing system that helps restaurants gain better control of their warewashing process by decreasing costs and environmental impact through optimized efficiency. Ecolab sales-and-service associates can download, process and analyze operating data from the system's controller to help restaurants reduce their warewashing operational costs and improve efficiency.

We also launched a new Hand Hygiene Compliance Monitoring Program for hospitals and healthcare facilities. According to the U.S. Centers for Disease Control and Prevention, more than two million healthcare patients contract healthcare-associated infections (HAIs) annually in North America alone. Proper hand hygiene is the single most effective method for preventing HAIs, and this program uses a comprehensive approach designed to increase and sustain hand hygiene compliance.

For the food and beverage industry, we launched the Inspexx® sanitation system, which dramatically reduces salmonella counts on poultry product surfaces. Inspexx® solutions can be reconditioned and safely reused - saving water, energy and labor while complying with USDA water reuse regulations. We also introduced Octave®, an EPA-registered antimicrobial agent for use in a number of sanitizing applications in the dairy, beverage and food processing industries. It is also registered as a disinfectant for farms, poultry premises and animal care facilities. Octave helps protect processing equipment and enhances finished product quality.

Pest Elimination launched a new bed bug treatment protocol that reduces room downtime for hospitality customers by up to 25%, and introduced an improved Stealth® Maxima unit that increases the catch of flying insects while reducing energy consumption.

These examples are just a few of the more than 40 new products launched last year. You can find more of our latest product and service offerings in the "Review of Operations" section beginning on page 12 of this report.

As always, products and programs are only part of meeting our customers' needs. Our legendary service is what sets Ecolab apart, and we continued to invest in our sales-and-service team in 2007, adding more than 650 associates to our global field organization. Already the largest and most trusted team in the industry, it's now more than 14,000 strong. And we continued to expand on the tools and training we provide, ensuring our sales-and-service associates have the technology and support they need to help our customers run clean and safe operations.

BUSINESS DEVELOPMENT

- We completed the management transition in Europe and made significant progress toward transforming the region. Additionally, we began the process of establishing a European headquarters in Zurich, Switzerland.
- We began development of Ecolab Business Solution (EBS), an extensive project to implement a common set of business processes and systems across all of Europe. This platform will enable us to accelerate our growth and improve economies of scale. The resulting global integration and shared information will improve sales and support of the pan-European organization, increasing the quality of our service and the depth of our commitment to our customers.
- We continued to execute our aggressive stock keeping unit (SKU) reduction initiative, designed to standardize product offerings, improve operating efficiencies and provide consistent performance for our customers across businesses and around the world. To date, we have eliminated nearly 3,000 SKUs.
- We continued to utilize Lean Six Sigma to improve operational performance and increase our efficiency. By applying these tools, we have achieved a 35% reduction in order entry cycle time, a 10% reduction in backorders, a 17% improvement in shipment quality and a 10% increase in shipment size.
- We launched a new, more effective business platform for GCS Service in 2007, one that provides for scalable growth as this opportunity unfolds. The new system consolidates a broad range of information and streamlines operations, enabling us to increase our value and be more responsive to customers. The new platform was a substantial investment that is already yielding improved customer service and adding new data to help drive customer decision-making. It will allow the flexibility we need as we grow the GCS business and realize its significant market potential.


ECOLAB
BOB
ECOLAB
ECOLAB

SALES FORCE INVESTMENT

We've created the strongest team in the industry by aggressively seeking the most talented and dedicated, and helping them build the skills they need to get results. From classroom instruction to hands-on coaching, we invest in developing our team - training them not only on our products and services, but on more effective ways to serve our customers, solve problems and sell our solutions.



BUSINESS DEVELOPMENT

When we look at our blueprint for growth, one thing is clear: Opportunity is everywhere. Opportunities like Microtek, the acquisition that instantly expanded our capabilities in the healthcare market. Our growing offerings and expertise, combined with our legendary service and training, allow us to provide customers with unparalleled guidance and support - and help make significant inroads in the prevention of healthcare-associated infections.

ACQUISITIONS

We continued to make targeted acquisitions, following our disciplined approach to ensure strong strategic and business fit and solid financial performance.

- In March, we acquired Green Harbour, a Hong Kong-based provider of pest elimination services in Hong Kong and China, as part of our strategy to expand our global pest elimination coverage. With annual sales of approximately $4 million, the acquisition will strengthen our Circle the Customer strategy in Hong Kong and the rapidly growing China market.
- In June, we acquired Eagle Environmental Systems, a provider of pest elimination services based in Sydney, Australia. Annual sales for Eagle are approximately $4 million. The acquisition is another important step toward expanding our pest elimination opportunities and more fully serving our customers around the world.
- In November, we purchased Microtek Medical Holdings Inc. The Alpharetta, Ga.-based manufacturer and marketer of infection control products for healthcare and acute care facilities specializes in infection barrier equipment drapes, patient drapes, fluid control products and operating room cleanup systems. With annual sales of $150 million, Microtek will further our efforts to become the leader in providing comprehensive solutions to significantly reduce infections and contamination in the healthcare environment.
- In February 2008, we purchased Ecovation, Inc., a rapidly growing Rochester, N.Y. area-based provider of renewable energy solutions and effluent management systems primarily for the food and beverage manufacturing industry. Sales in 2007 were approximately $50 million, having grown tenfold since 2005; 2008 sales are expected to exceed $100 million. The acquisition expands the range of solutions we can provide to our customers to help them manage their food safety, water, energy and environmental stewardship while simultaneously reducing operating costs.

LEADERSHIP DEVELOPMENT

It takes great leadership to execute a great plan. Important leadership developments in 2007 include:

- In March, Jim White was named to lead Ecolab Europe/Middle East/Africa. Jim joined Ecolab in 2005 as Senior Vice President, Strategic Planning. His expertise, insight and passion for our business make him an excellent fit to lead the region.
- In December, we promoted Jim Miller to President, Institutional North America Sector, Tom Handley to President, Industrial & Services North America Sector, Jim White to President, Europe/Middle East/Africa Sector and Phil Mason to President, International Sector, with continued responsibility for Asia Pacific and Latin America. We also promoted Tom Schnack to Executive Vice President and General Manager of Food & Beverage and Water Care North America. The goal of these moves, along with a number of other actions to recognize and promote a group of very talented and capable Ecolab leaders, is to better align the businesses to achieve the growth objectives we have set out for the coming year and beyond.
- We also recognized the retirements of two longstanding members of our management team in December. Bill Snedeker retired from Ecolab after 30 years of service. Bill held a number of leadership posts during his tenure, most recently Executive Vice President of the Global Services Sector. Bill was part of the initial team that created our Pest Elimination business and was a great contributor to Ecolab's success during his tenure. We appreciate Bill's contributions to our business, and wish him the best. In addition, Diana Lewis retired from her position as Senior Vice President of Human Resources. Diana held executive human resources positions since joining Ecolab in 1988. She was instrumental in helping build our leadership team, and we thank her for her service and wish her well.

SUSTAINABILITY

Making the world a cleaner, safer, healthier place has always been our business – and we remain committed to doing it in a sustainable way. For us, that means helping our customers be sustainable, as well as minimizing the impact of our own operations. Our products and services are consistently designed to work in ways that use less water and energy, improve safety and reduce waste. For example, in one year, Ecolab customers using our Formula 1® laundry system saved more than 850 million gallons of water, over 27,000 tons of CO_2 and more than 125,000 pounds of plastic waste. Solutions like this help our customers meet the increasing demand for sustainable practices from their customers – and reduce their operating costs. It is a successful approach with long-term benefits all around – for the environment, our customers and our business.

In our own operations, we've gained efficiencies through our sustainability initiatives. In fact, improving the efficiency of our manufacturing plants, conserving resources and reducing waste have yielded savings that have helped us offset other costs, such as the rising prices of raw materials. In 2007, we achieved 5% reductions in both water and energy usage in our U.S. plants, as well as a 17% reduction in wastewater discharge. Please see our summary comments regarding our sustainability work in this report, as well as our more complete Sustainability Report available on our website at www.ecolab.com/Publications/SustainabilityReport/.

Sustainability will continue to present opportunities for improvement and increased competitive advantage for Ecolab and our customers.

ACHIEVEMENT & RECOGNITION

- For the eighth consecutive year, Ecolab was honored to be named one of the "100 Best Corporate Citizens" by *CRO* magazine (formerly *Business Ethics* magazine). Ecolab is one of only 11 companies to make the list every year since the list's inception. We believe in doing what's right as well as in driving great financial results, and we appreciate that *CRO* recognizes our efforts.
- Ecolab was named one of the "World's Most Ethical Companies" by *Ethisphere* magazine. The fundamental criteria used to measure companies examined ethical leadership and corporate social responsibility – both of which are integral to the way we do business. We are proud to be among the fewer than 100 companies chosen for the award.
- In addition, Ecolab received further recognition when I was named among the 100 Most Influential People in Business Ethics by *Ethisphere*. It's an honor to be included for leading such a great team of people, and an honor for Ecolab to once again be recognized for our strong corporate culture and our commitment to ethical best practices and sustainability.

- For the fourth consecutive year, Ecolab was named to *Selling Power's* list of "The 50 Best Companies to Sell For" among the largest sales forces in the United States. Ecolab was ranked third on the list, which uses key metrics including compensation, training and career mobility. We believe that our associates are our most important asset, and investing in them allows them to grow and make important contributions to our business. We're proud that *Selling Power* has again acknowledged our investments in our talented team.
- Ecolab also earned ninth place on "America's Best Big Companies Honor Roll." The honor roll recognizes 21 companies that have consistently appeared on *Forbes* magazine's annual list of the 400 best big companies in America - also known as the *Forbes* Platinum 400. This recognition underscores our focus on consistently achieving strong financial results in the right way.

OUTLOOK FOR 2008

As we look ahead, our blueprint for growth remains the same - an unwavering focus on delivering innovative and differentiated premium products and services for our customers, a commitment to building and supporting our team, and doing it all through business practices that are sustainable and ethical. We believe these are the traits that will enable us to continue achieving strong and steady growth and superior shareholder returns.

Our recently completed strategic plan is a long-term blueprint for our growth platforms and strategy maps for each business. It includes regional and functional plans to support and drive efficiency, and metrics and reporting to track progress. We have plans for infrastructure and capital investments, and we've set aggressive financial goals.

We have plenty on our plate in 2008. We will be focused on completing significant work to build future growth platforms while continuing to deliver the superior returns shareholders expect from Ecolab. We have a lot to do - but it will yield stronger, better, more sustainable, above-average growth in years ahead.

- We will continue to leverage our Circle the Customer - Circle the Globe strategy in new and improved ways. The global growth teams for our Institutional, Food & Beverage and Healthcare businesses will continue to identify and develop opportunities to facilitate global customer solutions, innovation, training and sharing of best practices.
- We will drive our initiatives in Europe during 2008, establishing our new European headquarters in Switzerland and achieving pan-European integration as we begin implementation of EBS.
- We will build our healthcare opportunity. As we successfully integrate the Microtek acquisition, we'll also continue to develop the high-potential healthcare market, bolstered by an ever-increasing need for sanitation as healthcare-associated infections remain a dangerous and costly threat to the healthcare industry. This will include developing our long-term global leadership model, continuing acquisition activity to build out our platform, and finalizing and launching a complete infection control program in North America.
- We will continue to leverage our investments in GCS, taking advantage of the huge market for kitchen equipment repair and securing our position as the premier national provider of kitchen equipment care services. Backed by our completed enterprise system, we'll develop enhanced customer service offerings, improve technician productivity and drive corporate account sales.
- People are everything in our business. We remain committed to building the best team in the world, and that includes furthering an inclusive culture that attracts, supports and develops a diverse spectrum of talent.

Our 2008 initiatives will continue to center on improving returns on our investments and will leverage the size and scale of our global operations. With a solid organization and infrastructure in place, we will focus on the fundamentals to drive growth: providing exceptional training and technology for our sales force, continuing to leverage global innovation capabilities, and sharpening execution through improved effectiveness and productivity - all with a focus on delighting our customers.

We have the best team, best programs and services, and best R&D in the industry. We're leveraging opportunities for our customers, our associates and our business, and we're balancing local responsiveness with global consistency. We're making deliberate, sound business decisions and investments, and we're committed to doing what's right for the long-term for all of our stakeholders. It's all part of our blueprint for growth - for 2008 and beyond.



Douglas M. Baker, Jr.
Chairman of the Board,
President and Chief Executive Officer



LEVERAGE AND EFFICIENCY

Around the world, our growth depends on performance. That's why we methodically evaluate our systems and processes, then invest in technology and initiatives that keep us running at peak efficiency. Projects like Lean Six Sigma, SKU reduction and Ecolab Business Solution leverage our strengths and allow us to share best practices - streamlining our operations to meet customer needs better, faster and more effectively.

2007 REVIEW OF OPERATIONS

Our strategy includes creating the best products and services in the industry, investing in the best people and systems to drive efficiency and results, and making sound decisions and investments to develop the business. It's a blueprint for strong, steady growth that provides the foundation for long-term success.

The following is a detailed summary of 2007 and outlook for 2008 from each of our businesses.

BLUEPRINT FOR GROWTH



UNITED STATES: INSTITUTIONAL

In 2007, Institutional achieved 8% sales growth, benefiting from new account gains, new products, enhanced sales-and-service training and differentiated offerings. In addition, innovative product offerings set new standards for sustainable solutions in the industry, providing customers with increased water and energy savings, improved safety and operational efficiency, and enhanced guest satisfaction.



HIGHLIGHTS

- Launched Apex™, a new advanced warewashing system that helps restaurants decrease costs and environmental impact through innovative, environmentally responsible technology and control systems to optimize efficiency and water and energy savings. Apex has been very well received and represents a strong new platform for Ecolab.
- Continued to expand its popular 360° of Protection® program with additional solutions for foodservice and hospitality customers that help streamline customer operations while increasing food and employee safety.
- Introduced ZephAir™, a best-in-class fabric and room freshener, and Clearly Soft™, a patent-pending fabric softener for hotel linens that delivers premium results.
- Drove double-digit growth in its water filtration and softening markets through expanded offerings.
- Emphasized ongoing employee training and specialization, resulting in greater customer segment knowledge and refined skill sets that enhance its already outstanding service.
- Enjoyed continued record growth in its Daydots business, which specializes in food safety products and services, including food labeling and rotation items.

OUTLOOK

Institutional foresees continued growth in 2008 as it leverages its broadened product offerings and legendary service to deliver its 360° value proposition while driving tangible savings for customers. Aggressive new account gains should help fuel growth, along with Circle the Customer account penetration and ongoing product innovation. Institutional will also continue to invest in technology that supports field productivity.


ECOLAB

PEST ELIMINATION

In 2007, Pest Elimination delivered 10% growth on the strength of sales gains in key markets, additional value-added programs, and strong customer retention. The division also expanded its sales-and-service team and made significant strides in sustainability.

HIGHLIGHTS

- Successfully drove new contract growth and achieved add-on sales gains by leveraging programs targeted toward solving unique customer needs.
- Launched a new, industry-leading bed bug treatment protocol that maintains efficacy while reducing room downtime by up to 25%.
- Introduced an improved Stealth® Maxima unit that increases the catch of flying insects and reduces energy consumption by up to 65%.
- Broadened its Circle the Customer success through a strong partnership with GCS and a new sales lead program.
- Developed strong growth in the quickservice restaurant market, driven by increased customer needs and the division's ability to protect customers with standardized programs.
- Accomplished double-digit growth in the EcoSure food safety and quality assurance business through the expansion of its sales organization and the success of its brand standard evaluation offerings.

OUTLOOK

Pest Elimination anticipates strong growth in all of its core segments in 2008. It will continue to deliver on Circle the Customer opportunities, strengthen its sales and marketing plans, and provide service excellence in the field. The division's emphasis on customer-focused innovation, value-added programs and sustainability should also help drive growth.



KAY

With significant new account gains and growth spanning all market segments, Kay enjoyed strong performance, with sales up 9% as growth with existing customers, new accounts, improved penetration and innovative product solutions helped drive performance.

HIGHLIGHTS

- Launched its Solid Sense™ solid detergent product plan and added extruded solids production capability at its manufacturing plant, laying the groundwork for customer conversions to solids technology in 2008. Solid Sense concentrated detergent capsules will deliver important benefits for Kay's customers through excellent product performance, as well as reduced packaging waste and lower freight costs that reduce environmental impact.
- Introduced Instant Solutions™, a line of convenient alternatives to ready-to-use products, featuring strips infused with cleaner that can be loaded into spray bottles to create effective cleaning products that save space and lower costs.
- Enjoyed continued strong growth in the Food Retail segment through new product innovation, expanding opportunities with new and existing customers, and programs and services that foster long-term customer loyalty.

OUTLOOK

In 2008, Kay expects another strong year driven by the addition of new customers and new products in both its quickservice restaurants and food retail markets. In addition, Kay is planning to launch a new product that will reduce labor costs associated with grill cleaning, a central piece of equipment within quickservice restaurants.



HEALTHCARE

Healthcare grew 47% in 2007; adjusted for an acquisition, sales increased 15%. Growth benefited from expanded relationships with group purchasing organizations (GPOs), increased account penetration and an emphasis on value-added programs.

HIGHLIGHTS

- Acquired Microtek Medical, a market leader in infection prevention solutions for acute care facilities with sales of $150 million. Microtek brings Ecolab an outstanding line of infection barrier equipment drapes, patient drapes, fluid control products and operating room cleanup systems, as well as a highly skilled organization and significant customer relationships in the hospital operating room market segment. Microtek Medical will add significant sales, talent and increased market presence.
- Launched its Hand Hygiene Compliance Monitoring Program, a multi-interventional approach that combines effective products, a step-by-step implementation process, patient education and ongoing measurement to reduce healthcare-associated infections (HAIs).
- Introduced a variety of new products, including Endure® Revitalizing Skin Lotion and Crème, Asepti-Lube™ concentrated medical instrument lubricant, and a touch-free dispenser that uses innovative infrared technology.

OUTLOOK

Healthcare expects continued strong growth in 2008. The focus in 2008 will be on continuing to drive improved solutions to reduce HAIs, ensuring penetration within GPOs and healthcare systems, successfully integrating the Microtek team and building the growth synergies created by the combined operations.



GCS SERVICE

GCS Service achieved sales growth of 8% in 2007. Growth was led by increased service sales, a strengthened value proposition and stronger sales team, customer service upgrades and strong customer satisfaction rates.

HIGHLIGHTS

- Completed development and implementation of a new business information system that unifies four disparate systems, provides significantly improved business management tools and efficiency, yields more timely and accurate reporting as well as shorter invoicing cycles, and has the capacity to support future growth and development.
- Increased sales of its Preventive Maintenance Program, which substantially reduces major equipment breakdowns and associated costs through routine inspections and service. This program provides customers with superior uptime operations, higher revenues and more predictable expense, while yielding GCS a more predictable revenue stream and improved technician efficiency.
- Strengthened the service team through initiatives aimed at improving recruiting, retention and productivity.
- Gained new accounts by leveraging the Circle the Customer strategy to provide customers with comprehensive solutions, exceptional service and the best overall experience.

OUTLOOK

GCS Service expects further improvement in 2008, along with better profitability, as it leverages infrastructure improvements, optimizes the new business information system and expands data reporting capabilities. Corporate account relationships, strategic pricing, direct marketing, a restructured direct parts program and Circle the Customer opportunities are also expected to contribute to strong growth for the year.



TEXTILE CARE

Textile Care enjoyed a solid performance in 2007 with a 12% increase in sales. Growth was driven by improved service and program execution, aggressive new account efforts and differentiated new products.

HIGHLIGHTS

- Leveraged strong team development and improved organizational depth, as well as a greater focus on value-added products and large industrial accounts.
- Launched FabRX™, a product designed to visibly reduce garment wrinkling, eliminating the need for pressing and providing customers with significant labor and energy savings.
- Developed SCOR™, an in-plant reporting tool that provides customers with web-based reporting on key metrics to ensure efficient operations.
- Continued to enjoy strong sales of PERformance™, a low-temperature oxygen bleach that saves energy and increases linen life, particularly in the healthcare segment.

OUTLOOK

Textile Care expects another year of growth in 2008, fueled by opportunities in healthcare; leveraging of resources in R&D, marketing, training and information technology; and the building momentum of successful programs and products such as SCOR™, Full Cycle Solutions™, PERformance™, and the Aquamiser™ and Energy Optimiser™.



FOOD & BEVERAGE

With continued innovation and strong expansion in protein and antimicrobial segments, Food & Beverage sales grew 9% in 2007. Excluding an acquisition, sales grew 7%, as increasing public awareness of food safety and customer concerns around water and energy costs continued to drive demand for the division's products and services.

HIGHLIGHTS

- Launched the Inspexx® sanitation system, where the Inspexx® solutions can be reconditioned and safely reused, saving water and energy.
- Introduced Octave®, a sanitizer/disinfectant that provides extended shelf life, has a low odor profile compared to traditional technologies and also aids in the removal of milk soil and hard water mineral deposits in dairy, food, beverage and agribusiness segments.
- Continued to enjoy strong sales of DryExx®, a dry lube for beverage plants that saves water, improves efficiency and reduces package damage; and Octa-Gone®, a revolutionary product that reduces microbial contamination on ready-to-eat meat and poultry product surfaces.
- Successfully integrated the DuChem acquisition, improving coverage in the southeastern U.S. and strengthening Ecolab's leadership position in the protein (meat and poultry) segments.

OUTLOOK

Food & Beverage expects another year of solid growth in 2008, with steady dairy gains, continued expansion in the key food, meat and poultry and antimicrobial segments. The division will continue to leverage Circle the Customer relationships with Water Care and Pest Elimination, as well as opportunities with corporate and global accounts.



WATER CARE

In 2007, Water Care sales grew modestly as the division focused on investing in infrastructure improvements and developing the team. A strong corporate account focus and continued Circle the Customer opportunities with Food & Beverage, Institutional and Healthcare businesses drove growth and delivered comprehensive results for customers.

HIGHLIGHTS

- Introduced Value Track electronic service management, an automated, web-based reporting system that helps customers manage their utility processes and quantify results. With remote access and real-time data, it gives customers the information they need to maximize the efficiency of their operations.
- Expanded its offerings and enjoyed significant growth in the water filtration segment, particularly food and beverage process water filtration, and gained the business of a large national food and beverage chain.
- Continued to build the sales force with a focus on growth opportunities and enhanced training programs to strengthen the field through additional technical, sales and financial skills.

OUTLOOK

In 2008, Water Care expects steady growth to come from additional corporate account Circle the Customer opportunities within its core segments of boilers, cooling water and wastewater treatment. The division has positioned itself for growth through strategic investments, and has the capacity to provide the water and energy management solutions that are in growing demand as customer interest in sustainability continues to build.




Service
ECOLAB





VEHICLE CARE

Vehicle Care posted sales growth of 7% in 2007, led by new product innovation and new account gains. The division also achieved improved profitability through increased efficiency, reduced costs and an improved operations network.

HIGHLIGHTS

- Extended its expertise to new markets and customers with its new Blue Coral® Solid Power® program, which offers strong cleaning power and convenient dispensing.
- Launched an innovative new retail merchandising program called iStyles™, which increases Ecolab brand awareness, helps car wash operators communicate program benefits and drives profitability.
- Made significant new account gains in the traditional full-service car wash segment and the growing convenience store segment.
- Strengthened its business model with increased direct sales and distributor partnerships.

OUTLOOK

Vehicle Care anticipates further growth in 2008 as it aggressively drives new platforms to create additional, value-added products and services to meet customer needs and increase sales. The division expects strong performances from its full-service car wash and convenience store segments and its rapidly expanding car dealership segment. In addition, it will continue to add field sales-and-service associates and expand its retail merchandising program. Vehicle Care also plans to launch the industry's first comprehensive program focused on environmental sustainability.

INTERNATIONAL: EUROPE/MIDDLE EAST/AFRICA

In 2007, Europe undertook key multi-year initiatives designed to improve its growth, strengthen margins and streamline operations. Key management changes were made to help facilitate these efforts, and progress was realized as the region worked to develop a stronger and more effective operation. Against this backdrop, which will lay the groundwork for better growth ahead, 2007 sales rose 5% in fixed currency exchange rates.

HIGHLIGHTS

- The design phase was completed and coding development begun for a new business information system that will be essential to providing the data to effectively manage the pan-European business, drive improved sales growth and more efficiently operate supply chain and administrative functions.
- Healthcare benefited from the successful integration and expansion of the Shield Medicare acquisition, which drove results in the clean room contamination control market, and strong gains from the skin disinfection program in the UK. Healthcare also launched Sekumatic® MultiClean, a metal-safe alkaline detergent with the highest level of performance in the market.
- Food & Beverage gained corporate and national account business across all segments. DryExx® dry lube for beverage plants continued to drive sales and win new accounts, particularly in Germany, France and the UK.
- Institutional continued to build relationships with new offerings to support customers. The 360° Xplorer™ was introduced to help foodservice customers monitor utility use and hygiene compliance. The Penguin® dispenser system for foodservice and hospitality customers and the HealthGuard® integrated cleaning system for hospital hygiene also continued to drive growth.
- Textile Care saw strong growth in textile leasing and emerging markets in Eastern Europe. Textile Care continued to achieve solid growth through the success of its water and energy saving systems and the introduction of new services and products.
- Pest Elimination expanded business in the Middle East and Africa and began to see results from a number of investments, including its new shared service center in the UK.
- Middle East and Africa achieved strong performance in 2007, with solid growth in Turkey and South Africa. Ecolab also acquired its Institutional and Food & Beverage distributor business in Dubai, enabling growth in surrounding countries.

OUTLOOK

In 2008, Europe will work aggressively as it builds a stronger foundation for growth. Coding of the business information system will be completed and the system rollout will begin. Enhanced sales training programs and technology will be undertaken, and the R&D focus will be sharpened as Europe works to enhance the tools it needs to improve growth and profitability. In addition, to better operate the business in a pan-European manner, a regional headquarters will be established in Zurich, Switzerland, with key managers relocating to the new facility. Europe will also continue to invest in corporate account talent, training, productivity and service excellence. Operations in the Middle East and Africa will leverage its strength in Institutional and Food & Beverage for continued growth, and will continue to aggressively expand its Healthcare and Pest Elimination businesses.



ASIA PACIFIC

Sales increased 9% in fixed currency exchange rates. Adjusted for acquisitions, sales rose 7% in fixed currency. Growth was particularly strong in China and Northeast Asia. Significant investments in talent, training programs and facilities, as well as new product launches and expansion into new markets, were all contributing factors.

HIGHLIGHTS

- Achieved significant growth in Macau, gaining the business of many of the region's hotels and casinos.
- Expanded geographic coverage within China and Indochina, and started up local operations in India.
- Aggressively expanded its Pest Elimination business with three acquisitions and several organic start-ups, most notably in Australia, Japan and China.
- Launched Evolution®, a local adaptation of the U.S. Apex™ product line, in Japan. The products represent a state-of-the-art warewashing program that helps customers optimize their operational efficiency and reduce their environmental impact.
- Expanded the launch of DryExx®, a dry lube for beverage plants that saves water, improves efficiency and reduces package damage.

OUTLOOK

With ongoing investments in infrastructure, people and resources, Asia Pacific expects the good momentum to carry into 2008. Growth in 2008 should also be driven by further improvements in Japan and New Zealand, the introduction of new products in the region, superior service and brand protection, investments in the China business infrastructure and new geographic coverage.



CANADA

Canada achieved 7% sales growth in 2007 in fixed currency exchange rates as it expanded its distribution network, solidified its 360° value proposition, launched new products and gained corporate account customers.

HIGHLIGHTS

- Introduced a range of new Institutional products, including water softening and filtration solutions and the Sudden Impact™ janitorial product line. Institutional also achieved record growth in its Ecotemp dishmachine and Daydots segments.
- Drove growth in the food and beverage market with innovative products and major national account gains.
- Successfully introduced Full Cycle Solutions™, a complete program that helps commercial laundries lower costs and optimize their operations.
- Made notable growth in the quickservice restaurant and food retail markets thanks to significant account gains, new product launches and continued Circle the Customer successes.
- Posted double-digit growth in the healthcare segment with value-added programs for skin care, hand hygiene compliance, and instrument cleaning and disinfecting.

OUTLOOK

Canada is poised for solid growth in 2008 as it continues to launch innovative products in multiple markets. Strong growth is expected in the hospitality segment, and Canada will invest in additional training and tools to strengthen its sales-and-service team. The integration of Microtek Medical will help drive growth in the healthcare segment.



LATIN AMERICA

Latin America achieved double-digit growth in 2007, with sales increasing 14% in fixed currency exchange rates. Growth was broad-based, with double-digit gains in every segment and across the region, driven by improved sales automation capabilities and the introduction of globally based field sales-and-service training. Exceptional unit-level service also benefited strong 2007 growth.

HIGHLIGHTS

- Expanded the 360° of Protection® program for foodservice and hospitality markets, increasing the number of customers being serviced by its complete cleaning and sanitation program.
- Expanded Water Care and Pest Elimination businesses in Central America, creating solid foundations for continued growth.
- Increased coverage in the Caribbean through its direct sales-and-service organization.
- Won a number of key accounts and strengthened program penetration with global customers.
- Enhanced its value by leveraging the data obtained through sales automation tools to help customers save money and improve their overall satisfaction.

OUTLOOK

Latin America expects strong growth to continue in 2008, driven by a more segmented sales approach. Additional growth is expected to come from value-added services offering energy and water savings in addition to brand protection.

OUR COMMITMENT TO SUSTAINABILITY

For decades, Ecolab has been developing solutions that will help sustain a healthy planet for future generations. It's been more than 25 years since we introduced revolutionary solid technology with Solid Power®, the first in a line of solid concentrates that increase efficiency for our customers and can be shipped using substantially less fuel than liquid products. But sustainability is about more than protecting the environment - it also involves economic progress and social responsibility. Advancements in all of these areas are needed to protect essential resources and preserve quality of life for future generations.

2007 ACCOMPLISHMENTS

Ecolab is committed to continuously improving our sustainability through innovating in research and development, managing our manufacturing impact, supporting our associates and communities, and upholding the highest ethical standards. In 2007, we made great progress:

- We continued our strong tradition of innovation to provide our customers with a number of new products and services that help increase user safety, lower use of water and energy, and reduce chemicals and waste released into the environment.
- We completed comprehensive measurement and evaluation of our greenhouse gas (GHG) emissions in the U.S. As a member of the U.S. EPA Climate Leaders program, we have set a goal to reduce U.S. GHG emissions by 15 percent per ton of production from 2005 to 2011.
- Wash water from the manufacturing operations of our new Healthcare plant in Wales, UK, is reprocessed and disposed or recycled in compliance with environmental regulations, with less than 500 treated gallons per month released to the public sewer system. Furthermore, more than 90% of the plant's solid waste is recycled.
- We reduced water and energy usage in our U.S. plants by 5% and reduced wastewater discharge by 17%.
- We implemented our Ethical Sourcing Standards, which represent a global supply chain initiative to require our strategic suppliers to protect the health, safety and human rights of their associates. Suppliers must meet standards for forced labor, child labor, health and safety in the workplace, fair pay, harassment in the workplace, diversity and ethics and environmental policies.
- We established a Culture and Inclusion function focused on bringing new perspectives, initiatives and programs to accelerate our progress toward a more diverse, inclusive and productive culture that fully leverages our associates' talents.
- We contributed $7 million to charitable organizations in our communities and supported and encouraged our associates in volunteer work. Over the past 10 years, Ecolab has contributed more than $36 million to our communities. For more information, please visit www.ecolab.com/CompanyProfile/Foundation/.

ENVIRONMENTAL SAVINGS

Ecolab is committed to improving not only our own environmental performance, but that of our customers as well. Below are just a few examples of savings achieved by customers using our products in 2007. For more information on Ecolab's sustainability efforts, please visit **www.ecolab.com/Publications/SustainabilityReport/.**

- A carbonated soft drink bottler saved 675,000 gallons of water using our patented DryExx™ conveyor lubricant.
- A hotel chain diverted more than 36,000 pounds of packaging from landfills using Ecolab's concentrated Oasis Pro® housekeeping products.
- A poultry processor saved more than 18 million gallons of water using our Inspexx™ sanitation system.
- Ecolab customers using our Formula 1™ laundry system saved more than 27,000 tons of CO_2.

FINANCIAL DISCUSSION

EXECUTIVE SUMMARY

This Financial Discussion should be read in conjunction with the information on Forward-Looking Statements and Risk Factors found at the end of this Financial Discussion.

Ecolab continued its trend of exceptionally strong financial performance in 2007. It was an outstanding year of growth, development and investment for the future. Results for 2007 marked another year of record sales and earnings and we did this while continuing to invest in our people and business to drive our future long-term growth. We demonstrated our commitment to building for the future while delivering today. Below are the highlights of another successful year.

We once again exceeded all three of our long-term financial objectives:

	2007 RESULTS	LONG-TERM OBJECTIVE
EPS Growth	**19%**	15%
ROBE	**25%**	20%
Balance Sheet	**A**	Investment Grade

FINANCIAL PERFORMANCE

- Consolidated net sales increased 12% reaching a record $5.5 billion for 2007.
- Operating income increased 9% in 2007 to a record $667 million, including $20 million of special gains and charges which decreased operating income growth by 3%.
- Diluted net income per share increased 19% to $1.70 per share for 2007, compared to $1.43 per share in 2006. The 2007 per share amount was favorably impacted by $0.04 per share of special gains and charges and discrete tax benefits.
- Cash flow from operating activities reached a record $798 million in 2007.
- We repurchased $371 million of our common stock during 2007.
- Our return on beginning shareholders' equity was 25.4% in 2007, the 16th consecutive year in which we achieved our long-term financial objective of a 20% return on beginning shareholders' equity.
- We increased our cash dividend 13% to an indicated annual rate of $0.52 per share. This is our 71st consecutive year of paying a cash dividend and 16th consecutive year of cash dividend increases. The increase reflects the continued growth we achieved in 2007, our solid financial position and cash flows, and our confidence in the ongoing strength of the business for the years ahead.

RETURN ON BEGINNING EQUITY


25.4%
03
04
05
06
07

TOTAL RETURN TO SHAREHOLDERS


11.8%
4.4%
25.9%
14.4%
28.7%
10.9%
4.9%
15.8%
5.5%
03
04
05
06
07
Share appreciation plus dividends
S&P 500 total return

OPERATING HIGHLIGHTS

- We significantly expanded our healthcare offerings by acquiring Microtek Medical Holdings, Inc., a manufacturer and marketer of infection control products for healthcare and acute care facilities with annual sales of approximately $150 million in 2007.
- In 2007 we launched more than 40 new innovative products and services including Apex™, a revolutionary warewashing system, a new Hand Hygiene Monitoring Compliance Program for hospitals and healthcare facilities and the Inspexx® sanitization system which helps poultry producers save water, energy and labor.
- Our legendary service is what sets Ecolab apart. We continued to invest in our sales-and-service team adding more than 650 associates to our global field organization.
- We completed the management transition in Europe and made significant progress toward transforming the region by committing to establishing a European headquarters in Zurich, Switzerland and beginning the development of Ecolab Business Solution (EBS), an extensive project to implement a common set of business processes and systems across all of Europe.
- We launched a new business platform for GCS Service that will allow us to more effectively and efficiently grow the GCS business and realize its significant market potential.
- We continued to execute our aggressive stock keeping unit (SKU) reduction initiative, designed to standardize product offerings, improve operating efficiencies and provide consistent performance for our customers across businesses and around the world. To date, we have eliminated nearly 3,000 SKUs.
- We continue to utilize Lean Six Sigma to improve operational performance and efficiency. By applying these tools, we have achieved a 35% reduction in order entry cycle time, 10% reduction in backorders, 17% improvement in shipment quality and 10% increase in shipment size.

OUTLOOK

- We will remain focused on achieving strong and steady growth and superior returns for our shareholders.
- We plan to leverage our Circle the Customer - Circle the Globe growth strategy in new and improved ways.
- We intend to continue to invest in the necessary people, systems, R&D, new products and infrastructure that will support our drive for superior long-term growth.
- We will drive our initiatives in Europe, establishing our new European headquarters in Switzerland and achieving pan-European integration as we begin implementation of EBS. 2008 will be a year of significant investment in Europe and these investments will be reflected in Ecolab's results; however, we believe the investments will be critical to generating higher growth and profitability in Europe in subsequent years.
- We will continue to leverage our investments in GCS, using them to help us enhance our service offering and take advantage of the huge opportunity we see in commercial kitchen equipment repair.
- We will work to build our opportunities in the high-potential healthcare market, utilizing both internal development and acquisitions.
- We intend to continue to make targeted acquisitions, following our disciplined approach to ensure strong strategic business fit and solid financial performance.

CRITICAL ACCOUNTING ESTIMATES

Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP). We have adopted various accounting policies to prepare the consolidated financial statements in accordance with U.S. GAAP. Our most significant accounting policies are disclosed in Note 2 of the notes to the consolidated financial statements.

Preparation of our consolidated financial statements, in conformity with U.S. GAAP, requires us to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Estimates are considered to be critical if they meet both of the following criteria: (1) the estimate requires assumptions to be made about matters that are highly uncertain at the time the accounting estimate is made, and (2) different estimates that the company reasonably could have used for the accounting estimate in the current period, or changes in the accounting estimate that are reasonably likely to occur from period to period, have a material impact on the presentation of the company's financial condition, changes in financial condition or results of operations.

Besides estimates that meet the "critical" estimate criteria, we make many other accounting estimates in preparing our financial statements and related disclosures. All estimates, whether or not deemed critical, affect reported amounts of assets, liabilities, revenues and expenses as well as disclosures of contingent assets and liabilities. Estimates are based on experience and other information available prior to the issuance of the financial statements. Materially different results can occur as circumstances change and additional information becomes known, even from estimates not deemed critical. Our critical accounting estimates include the following:

REVENUE RECOGNITION

We recognize revenue on product sales at the time title to the product and risk of loss transfers to the customer. We recognize revenue on services as they are performed. Our sales policies do not provide for general rights of return and do not contain customer acceptance clauses. We record estimated reductions to revenue for customer programs and incentive offerings including pricing arrangements, promotions and other volume-based incentives at the time the sale is recorded. Depending on market conditions, we may increase customer incentive offerings, which could reduce gross profit margins at the time the incentive is offered.

VALUATION ALLOWANCES AND ACCRUED LIABILITIES

We estimate sales returns and allowances by analyzing historical returns and credits, and apply these trend rates to the most recent 12 months' sales data to calculate estimated reserves for future credits. We estimate the allowance for doubtful accounts by analyzing accounts receivable balances by age and applying historical write-off trend rates. In addition, our estimates also include separately providing for 100% of specific customer balances when it is deemed probable that the balance is uncollectible. Actual results could differ from these estimates under different assumptions.

Estimates used to record liabilities related to pending litigation and environmental claims are based on our best estimate of probable future costs. We record the amounts that represent the points in the range of estimates that we believe are most probable or the minimum amounts when no amount within the range is a better estimate than any other amount. Potential insurance reimbursements are not anticipated in our accruals for environmental liabilities or other insured losses. Expected insurance proceeds are recorded as receivables when recovery is probable. While the final resolution of litigation and environmental contingencies could result in amounts different than current accruals, and therefore have an impact on our consolidated financial results in a future reporting period, we believe the ultimate outcome will not have a significant effect on our financial position.

ACTUARIALLY DETERMINED LIABILITIES

The measurement of our pension and postretirement benefit obligations are dependent on a variety of assumptions determined by management and used by our actuaries. These assumptions affect the amount and timing of future contributions and expenses.

The assumptions used in developing the required estimates include, among others, discount rate, projected salary and health care cost increases and expected return or earnings on assets. The discount rate assumption for the U.S. Plans is calculated using a bond yield curve constructed from a large population of high-quality, non-callable, corporate bond issues with maturity dates of six months to thirty years. Bond issues in the population are rated no less than Aa by Moody's Investor Services or AA by Standard & Poors. The discount rate is calculated by matching of the plan liability cash flows to the yield curve. Projected salary and health care cost increases are based on our long-term actual experience, the near-term outlook and assumed inflation. The expected return on plan assets reflects asset allocations, investment strategies and the views of investment advisors. The effects of actual results differing from our assumptions, as well as changes in assumptions, are reflected in the unrecognized actuarial loss and amortized over future periods and, therefore, generally affect our recognized expense in future periods. The unrecognized actuarial loss on our U.S. qualified and nonqualified pension plans decreased to $183 million (before tax) as of December 31, 2007, due primarily to an increase in the discount rate at the end of 2007 and amortization of existing unrecognized actuarial losses, partially offset by lower than expected return on plan assets. Significant differences in actual experience or significant changes in assumptions may materially affect pension and other post-retirement obligations. In determining our U.S. pension and postretirement obligations for 2007, our discount rate increased to 5.99% from 5.79% at year-end 2006. Our projected salary increase was unchanged at 4.32% and our expected return on plan assets used for determining 2007 expense was unchanged at 8.75%.

The effect on 2008 expense of a decrease in the discount rate or expected return on assets assumption as of December 31, 2007 is shown below assuming no changes in benefit levels and no amortization of gains or losses for our major plans:

MILLIONS	EFFECT ON U.S. PENSION PLAN		
ASSUMPTION	ASSUMPTION CHANGE	INCREASE IN RECORDED OBLIGATION	HIGHER 2008 EXPENSE
Discount rate	-0.25 pts	$32.1	$4.3
Expected return on assets	-0.25 pts	N/A	$2.0

MILLIONS	EFFECT ON U.S. POSTRETIREMENT HEALTH CARE BENEFITS PLAN		
ASSUMPTION	ASSUMPTION CHANGE	INCREASE IN RECORDED OBLIGATION	HIGHER 2008 EXPENSE
Discount rate	-0.25 pts	$4.5	$0.7
Expected return on assets	-0.25 pts	N/A	$0.1

We use similar assumptions to measure our international pension obligations. However, the assumptions used vary by country based on specific local country requirements. See Note 15 for further discussion concerning our accounting policies, estimates, funded status, planned contributions and overall financial positions of our pension and post-retirement plan obligations.

We are self-insured in North America for most workers compensation, general liability and automotive liability losses, subject to per occurrence and aggregate annual liability limitations. We are insured for losses in excess of these limitations. We have recorded both a liability and an offsetting receivable for amounts in excess of these limitations. We are also self-insured for health care claims for eligible participating employees, subject to certain deductibles and limitations. We determine our liabilities for claims incurred but not reported on an actuarial basis. A change in these assumptions would cause reported results to differ. Outside of North America, we are fully insured for losses, subject to annual deductibles.

SHARE-BASED COMPENSATION

As required by Statement of Financial Accounting Standards No. 123 (Revised 2004), *Share-Based Payment* ("SFAS 123R"), we measure compensation expense for share-based awards at fair value at the date of grant and recognize compensation expense over the service period for awards expected to vest. Determining the fair value of share-based awards at the grant date requires judgment, including estimating expected volatility, exercise and post-vesting termination behavior, expected dividends and risk-free rates of return. Additionally, the expense that is recorded is dependent on the amount of share-based awards expected to be forfeited. If actual forfeiture results differ significantly from these estimates, share-based compensation expense and our results of operations could be impacted. For additional information on our stock incentive and option plans, including significant assumptions used in determining fair value, see Note 10.

INCOME TAXES

Judgment is required to determine the annual effective income tax rate, deferred tax assets and liabilities and any valuation allowances recorded against net deferred tax assets. Our effective income tax rate is based on annual income, statutory tax rates and tax planning opportunities available in the various jurisdictions in which we operate. Effective January 1, 2007 we adopted FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statements No. 109* ("FIN 48"). FIN 48 requires us to recognize the largest amount of tax benefit that is greater than 50% likely of being realized upon settlement with a taxing authority. Our annual effective income tax rate includes the impact of reserve provisions. We adjust these reserves in light of changing facts and circumstances. During interim periods, this annual rate is then applied to our year-to-date operating results. In the event that there is a significant one-time item recognized in our interim operating results, the tax attributable to that item would be separately calculated and recorded in the same period as the one-time item.

Tax regulations require items to be included in our tax returns at different times than the items are reflected in our financial statements. As a result, the effective income tax rate reflected in our financial statements differs from that reported in our tax returns. Some of these differences are permanent, such as expenses that are not deductible on our tax return, and some are temporary differences, such as depreciation expense. Temporary differences create deferred tax assets and liabilities. Deferred tax assets generally represent items that can be used as a tax deduction or credit in our tax return in future years for which we have already recorded the tax benefit in our income statement. We establish valuation allowances for our deferred tax assets when the amount of expected future taxable income is not likely to support the utilization of the deduction or credit. Deferred tax liabilities generally represent items for which we have already taken a deduction in our tax return, but have not yet recognized that tax benefit in our financial statements. Undistributed earnings of foreign subsidiaries are considered to have been reinvested indefinitely or available for distribution with foreign tax credits available to offset the amount of applicable income tax and foreign withholding taxes that might be payable on earnings. It is impractical to determine the amount of incremental taxes that might arise if all undistributed earnings were distributed.

A number of years may elapse before a particular tax matter, for which we have established a reserve, is audited and finally resolved. The number of tax years with open tax audits varies depending on the tax jurisdiction. During 2004, the Internal Revenue Service (IRS) completed its field examination of our U.S. income tax returns for 1999 through 2001. During 2007, the IRS completed its field examination of our U.S. income tax returns for 2002 through 2004. It is reasonably possible for specific open positions related to these examinations as of year end to be settled in the next twelve months. Unfavorable settlement of any particular issue could result in offsets to other balance sheet accounts, cash payments and/or additional tax expense. Favorable resolution could result in reduced income tax expense reported in the financial statements in the future. The majority of our tax reserves are presented in the balance sheet within other non-current liabilities.

LONG-LIVED AND INTANGIBLE ASSETS

We periodically review our long-lived and intangible assets for impairment and assess whether significant events or changes in business circumstances indicate that the carrying value of the assets may not be recoverable. This could occur when the carrying amount of an asset exceeds the anticipated future undiscounted cash flows expected to result from the use of the asset and its eventual disposition. The amount of the impairment loss to be recorded, if any, is calculated as the excess of the asset's carrying value over its estimated fair value. We also periodically reassess the estimated remaining useful lives of our long-lived assets. Changes to estimated useful lives would impact the amount of depreciation and amortization expense recorded in earnings. We have experienced no significant changes in the carrying value or estimated remaining useful lives of our long-lived assets.

We review our goodwill for impairment on an annual basis for all reporting units. If circumstances change significantly within a reporting unit, we would test for impairment during interim periods prior to the annual test. Goodwill and certain intangible assets are assessed for impairment using fair value measurement techniques. Specifically, goodwill impairment is determined using a two-step process. Both the first step of determining the fair value of a reporting unit and the second step of determining the fair value of individual assets and liabilities of a reporting unit (including unrecognized intangible assets) are judgmental in nature and often involve the use of significant estimates and assumptions. Estimates of fair value are primarily determined using discounted cash flows, market comparisons and recent transactions. These valuation methodologies use significant estimates and assumptions, which include projected future cash flows (including timing), discount rate reflecting the risk inherent in future cash flows, perpetual growth rate, and determination of appropriate market comparables. No impairments were recorded in 2007, 2006 or 2005 as a result of the tests performed. Of the total goodwill included in our consolidated balance sheet, 25% is recorded in our U.S. Cleaning & Sanitizing reportable segment, 4% in our U.S. Other Services segment and 71% in our International segment.

FUNCTIONAL CURRENCIES

In preparing the consolidated financial statements, we are required to translate the financial statements of our foreign subsidiaries from the currency in which they keep their accounting records, the local currency, into United States dollars. Assets and liabilities of these operations are translated at the exchange rates in effect at each fiscal year end. The translation adjustments related to assets and liabilities that arise from the use of differing exchange rates from period to period are included in accumulated other comprehensive income in shareholders' equity. Income statement accounts are translated at average rates of exchange prevailing during the year. We evaluate our International operations based on fixed rates of exchange; however, the different exchange rates from period to period impact the amount of reported income from our consolidated operations.

RESULTS OF OPERATIONS CONSOLIDATED

MILLIONS, EXCEPT PER SHARE	2007	2006	2005	PRIOR YEAR PERCENT CHANGE 2007	2006
Net sales	$5,470	$4,896	$4,535	12%	8%
Operating income	667	612	542	9	13
Net income	427	369	319	16	15
Diluted net income per common share	$ 1.70	$ 1.43	$ 1.23	19%	16%

Our consolidated net sales increased 12% in 2007. The components include 5% volume growth, 2% favorable effect from price changes, 1% due to acquisitions and divestitures and 4% due to favorable changes in currency translation.

	2007	2006	2005
Gross profit as a percent of net sales	50.8%	50.7%	50.4%
Selling, general & administrative expenses as a percent of net sales	38.2%	38.2%	38.4%

Our consolidated gross profit margin (defined as gross profit divided by net sales) increased in 2007, primarily driven by pricing and cost savings initiatives, more than offsetting higher delivered product costs, acquisition dilution and business mix in our international operations.

Selling, general and administrative expenses as a percentage of sales remained at 38.2% for 2007. Leverage from our sales growth was fully offset by investments we are making in business systems, new product solutions and business efficiency initiatives.

Special gains and charges were $19.7 million in 2007 and include a $27.4 million charge for an arbitration settlement related to two California class action lawsuits involving wage/hour claims affecting former and current Pest Elimination employees recorded in the third quarter of 2007. Special gains and charges also include one-time costs related to establishing the company's European headquarters in Zurich, Switzerland and other non-recurring charges. These charges were partially offset by a $6.3 million gain on the sale of a minority investment located in the U.S. and a $4.7 million gain on the sale of Peter Cox Ltd. in the U.K. which were recorded in the fourth quarter of 2007. For segment reporting purposes, these items have been included in our corporate segment, which is consistent with our internal management reporting.

	2007	2006	2005
Operating income as a percent of net sales	12.2%	12.5%	12.0%

Operating income increased 9% in 2007 over 2006. The increase in operating income in 2007 is due to sales volume, pricing and cost savings initiatives, partially offset by special gains and charges, higher delivered product costs and investments in the business. Operating income as a percent of sales decreased from 2006 due to special gains and charges of $19.7 million. Excluding special gains and charges, our 2007 operating income margin increased to 12.6%.

Net income increased 16% in 2007 to $427 million compared to $369 million in 2006. Net income in both years included items of a non-recurring nature that are not necessarily indicative of future operating results. Net income in 2007 includes $9.5 million, net of tax benefit, of special gains and charges and $19.3 million of discrete tax benefits. Net income in 2006 included a discrete tax benefit of $1.8 million which was offset by a $1.8 million charge, net of tax benefit, in selling, general and administrative expense to recognize minimum royalties under a licensing agreement with no future benefit. These items increased net income growth in 2007 by 3%. Our 2007 net income was positively impacted by favorable currency translation of approximately $15 million and also benefited when compared to 2006 due to a lower overall effective income tax rate.

2006 COMPARED WITH 2005

Our consolidated net sales for 2006 increased 8% over 2005. The components include 6% volume growth and 2% favorable effect from price changes. Acquisitions and divestitures and changes in currency translation did not have a significant impact on the consolidated sales growth rate for 2006.

Our consolidated gross profit margin for 2006 increased from 2005, primarily driven by pricing and cost savings initiatives which more than offset higher delivered product costs during the year.

Selling, general and administrative expenses as a percentage of sales improved in 2006 compared to 2005. The improvement in the 2006 expense ratio was primarily due to increased sales leverage and cost saving programs which more than offset investments in the business.

Operating income increased 13% in 2006 over 2005. As a percent of sales, operating income also increased from 2005. The increase in operating income was due to pricing, sales volume and cost reduction initiatives partially offset by higher delivered product costs as well as investments in the business.

Our net income increased 15% in 2006 compared to 2005. Net income in both years included items of a non-recurring nature that are not necessarily indicative of future operating results. Net income in 2006 included a discrete tax benefit of $1.8 million which was offset by a $1.8 million charge, net of tax benefit, in selling, general and administrative expense to recognize minimum royalties under a licensing agreement with no future benefit. Net income in 2005 included a tax charge of $3.1 million related to the repatriation of foreign earnings under the American Jobs Creation Act (AJCA). These items increased net income growth by 1% for 2006. The increase in net income reflects improved sales, gross margin and operating income growth. Currency translation positively impacted net income in 2006 by approximately $2 million. Our 2006 net income also benefited when compared to 2005 due to a lower overall effective income tax rate.

SEGMENT PERFORMANCE

Our operating segments have been aggregated into three reportable segments: U.S. Cleaning & Sanitizing, U.S. Other Services and International. We evaluate the performance of our International operations based on fixed management rates of currency exchange. Therefore, International sales and operating income totals, as well as the International financial information included in this financial discussion, are based on translation into U.S. dollars at the fixed currency exchange rates used by management for 2007. The difference between actual currency exchange rates and the fixed currency exchange rates used by management is included in "Effect of foreign currency translation" within our operating segment results. All other accounting policies of the reportable segments are consistent with U.S. GAAP and the accounting policies of the company described in Note 2 of the notes to consolidated financial statements. Additional information about our reportable segments is included in Note 16 of the notes to consolidated financial statements.

SALES BY REPORTABLE SEGMENT

MILLIONS	2007	2006	2005	PRIOR YEAR PERCENT CHANGE 2007	2006
Net sales					
United States					
Cleaning & Sanitizing	**$ 2,351**	$ 2,152	$1,952	**9%**	10%
Other Services	**450**	411	375	**10**	9
Total United States	**2,801**	2,563	2,327	**9**	10
International	**2,522**	2,372	2,245	**6**	6
Total	**5,323**	4,935	4,572	**8**	8
Effect of foreign currency translation	**147**	(39)	(37)		
Consolidated	**$ 5,470**	$ 4,896	$4,535	**12%**	8%

UNITED STATES CLEANING & SANITIZING


SALES
MILLIONS
$2,351
05 06 07
BUSINESS MIX
PERCENT
Institutional 62%
Food & Beverage 17%
Kay 11%
Healthcare 3%
Vehicle Care 3%
Textile Care 2%
Water Care Services 2%

U.S. Cleaning & Sanitizing sales increased 9% in 2007, led by Institutional, Food & Beverage, and Kay gains. Acquisitions added 1% to the year over year sales growth. Institutional sales increased 8% in 2007 resulting from new account gains and good sales growth into its various end-market segments including travel, restaurant and healthcare. Food & Beverage sales increased 9% for 2007. An acquisition in 2006 added 2% and the remaining increase was due to sales growth in the meat & poultry, food and beverage markets. Kay sales grew 9% in 2007 led by solid ongoing food retail and quickservice restaurant demand from major existing customers, strong new account gains and success with new products and programs.

UNITED STATES OTHER SERVICES


SALES
MILLIONS
$450
05 06 07
BUSINESS MIX
PERCENT
Pest Elimination 70%
GCS Service 30%

U.S. Other Services sales increased 10% in 2007. Pest Elimination continued to show strong growth as its sales increased 10%, driven by strong contract sales with significant new corporate account gains, supplemented by strong non-contract sales. GCS Service sales increased a strong 8% in 2007 showing improved sales momentum driven by corporate account gains.

INTERNATIONAL


SALES
MILLIONS
$2,522
05 06 07
BUSINESS MIX
PERCENT
Europe/Middle East/Africa 69%
Asia Pacific 16%
Latin America 8%
Canada 7%

Management rate sales of our International operations grew 6% in 2007. Acquisitions and divestitures did not have a significant impact on the year over year sales growth in 2007. Sales in Europe/Middle East/Africa (EMEA) increased 5% in 2007 as good sales gains in the United Kingdom, South Africa and Turkey were partially offset by weak results in Germany and France. EMEA also achieved geographic growth in 2007 through further expansion in eastern Europe. Asia Pacific sales grew 9% primarily driven by significant growth in China and Hong Kong as well as good growth in Japan and Australia. Asia Pacific sales benefited from new corporate accounts and good results in the beverage and brewery market. Latin America sales continued to be strong, rising 14% in 2007. The growth over last year was led by double-digit growth in Brazil, Mexico and the Caribbean. Sales benefited from new account gains, growth of existing accounts and success with new programs. Sales in Canada increased 7% in 2007, led by institutional growth due to corporate account gains, new products and excellent account retention.

OPERATING INCOME BY REPORTABLE SEGMENT

MILLIONS	2007	2006	2005
Operating income			
United States			
Cleaning & Sanitizing	**$ 394**	$ 329	$ 280
Other Services	**41**	39	36
Total United States	**435**	368	316
International	**253**	247	231
Total	**688**	615	547
Corporate	**(40)**	–	–
Effect of foreign currency translation	**19**	(3)	(5)
Consolidated	**$ 667**	$ 612	$ 542
Operating income as a percent of net sales			
United States			
Cleaning & Sanitizing	**16.8%**	15.3%	14.3%
Other Services	**9.0**	9.5	9.6
Total United States	**15.5**	14.4	13.6
International	**10.0**	10.3	10.3
Consolidated	**12.2%**	12.5%	12.0%

U.S. Cleaning & Sanitizing operating income increased 20% in 2007. As a percentage of net sales, operating income increased to 16.8% in 2007 from 15.3% in 2006. Operating income increased due to pricing, higher sales volume and cost efficiencies which more than offset rising delivered product costs and investments in the business. Acquisitions and divestitures had minimal effect on the overall percentage increase in operating income.

U.S. Other Services operating income increased 4% in 2007. Operating income increased due to pricing and higher sales volume which were partially offset by investments in the business and costs associated with the implementation of a new business platform for GCS. As a percentage of net sales, operating income decreased to 9.0% in 2007 from 9.5% in 2006. The decrease in the ratio was primarily due to legal charges at Pest Elimination as well as system implementation costs at GCS.

International management-rate based operating income rose 2% in 2007. The International operating income margin was 10.0% in 2007 compared to 10.3% in 2006. Operating income increased due to higher sales volume and pricing. However, operating income margin decreased due to higher delivered product costs and significant investment in our international business in 2007. When measured at public currency rates, operating income increased 12% in 2007. Acquisitions and divestitures did not have a significant impact on operating income growth.

Operating income margins of our International operations are generally less than those realized for our U.S. operations. The lower International margins are due to (i) the additional costs caused by the difference in scale of International operations where many operating locations are smaller in size, (ii) the additional cost of operating in numerous and diverse foreign jurisdictions and (iii) higher costs of importing raw materials and finished goods. Proportionately larger investments in sales, technical support and administrative personnel are also necessary in order to facilitate the growth of our International operations.

CORPORATE

Consistent with our internal management reporting, the corporate segment includes $19.7 million of special gains and charges reported on the Consolidated Statement of Income. It also includes investments we are making in business systems and to optimize our business structure as part of our ongoing efforts to improve our efficiency and returns. We did not report any items in our corporate segment in 2006 or 2005.

2006 COMPARED WITH 2005

Sales of our U.S. Cleaning & Sanitizing operations increased 10% in 2006 from 2005. Sales were driven by double-digit sales growth from Institutional and Kay, along with good growth from Food & Beverage. Institutional sales increased 11%, benefiting from significant new account gains during the year. Institutional results reflect sales growth into all end market segments, including double-digit growth in travel, casual dining and health care markets. Food & Beverage sales increased 8% for 2006. An acquisition added 1% and the remaining increase was due to double-digit gains in the meat & poultry market as well as good gains in the dairy, food and soft drink markets. Kay recorded an 11% sales increase in 2006 led by gains in its core quickservice and food retail markets. Kay benefited from good ongoing demand from existing customers as well as new account gains.

Sales of our U.S. Other Services operations increased 9% in 2006. Pest Elimination continued its double-digit sales growth as sales rose 13%. Sales were driven by growth in both core pest elimination contract and non-contract services. Sales also benefited from new accounts and strong customer retention. GCS Service sales grew modestly as service and installed parts sales increased over last year. GCS Service continued to focus on infrastructure and process development in 2006 that helped improve competitive advantage and business scalability in the future.

Management rate sales of our International operations increased 6% in 2006 over 2005. Acquisitions and divestitures added 1% to the year over year sales growth. Sales in Europe increased 4% from 2005. Good sales growth in the United Kingdom was partially offset by slower sales growth in Germany, France and Italy. Europe also achieved geographic growth in 2006 through further expansion in eastern Europe. Asia Pacific sales grew 6% primarily driven by growth in China, Australia, Thailand and Hong Kong partially offset by weakness in Japan. Asia Pacific sales benefited from new corporate accounts and good results in the beverage and brewery market. Latin America recorded strong 14% sales growth in 2006. The growth was driven by results in Mexico, the Caribbean and Venezuela. Results were due to new account gains, growth of existing accounts and success with new programs. Sales in Canada increased 8% in 2006, reflecting good results from all divisions. Sales benefited from pricing, account retention and new business.

Operating income of our U.S. Cleaning & Sanitizing operations increased 18% in 2006. As a percentage of net sales, operating income increased to 15.3% in 2006 from 14.3% in 2005. Acquisitions and divestitures had no effect on the overall percentage increase in operating income. Operating income increased due to pricing, higher sales volume and improved cost efficiencies, which more than offset higher delivered product costs and investments in the business.

Operating income of our U.S. Other Services operations increased 8% in 2006. As a percentage of net sales, operating income decreased slightly to 9.5% in 2006 from 9.6% in 2005. Double-digit operating income growth at Pest Elimination was offset by slow sales growth as well as investments in the GCS business. Operating income growth and operating income margin comparisons were also impacted by a $0.5 million regulatory expense in the second quarter of 2006 and a $0.5 million patent settlement benefit in the first quarter of 2005.

Management-rate based operating income of International operations rose 7% in 2006. The International operating income margin was 10.3% in both 2006 and 2005. Acquisitions and divestitures occurring in 2006 and 2005 increased operating income growth by 1% over 2005. Operating income growth benefited from pricing, sales volume growth and cost efficiencies which more than offset higher delivered product costs and investments in the business.

INTEREST

Net interest expense totaled $51 million in 2007 compared to $44 million in 2006. The increase in our net interest expense in 2007 is due to higher debt, primarily to fund acquisitions and share repurchases. Net interest expense was $44 million for both 2006 and 2005.

INCOME TAXES

The following table provides a summary of our reported tax rate:

	2007	2006	2005
Reported tax rate	**30.7%**	35.0%	35.9%
Impact of discrete items increase (decrease)	**(3.7)%**	(0.4)%	0.3%

Reductions in our effective income tax rates over the last three years have primarily been due to U.S. tax legislation, international rate reductions and tax planning efforts. The 2007 reported tax rate was impacted by $29.5 million of discrete items including $10.2 million of net tax benefits on special gains and charges as well as $19.3 million of discrete tax benefits. Discrete tax benefits in 2007 included $8.4 million of tax benefit due to legislated corporate tax rate reductions in the U.K. and Germany which reduced our net deferred tax liability and $10.9 million for various audit settlements as well as other discrete items during 2007. 2006 included the benefit of a $1.8 million tax settlement and a $0.5 million benefit related to prior years. 2005 included a $3.1 million tax charge related to the repatriation of foreign earnings under the AJCA and other one-time benefits.

FINANCIAL POSITION & LIQUIDITY

FINANCIAL POSITION

Our debt continued to be rated within the "A" categories by the major rating agencies during 2007. Significant changes in our financial position during 2007 included the following:

Total assets increased to $4.7 billion as of December 31, 2007 from $4.4 billion at year-end 2006. The increase is primarily due to acquisitions which added $0.4 billion and foreign currency translation which added approximately $0.2 billion to the value of non-U.S. assets on the balance sheet as the U.S. dollar weakened against foreign currencies, primarily the euro. These increases were partially offset by a decrease in cash and cash equivalents used for the scheduled repayment of our 5.375% euronotes in February 2007.

Total liabilities increased to $2.8 billion at December 31, 2007 from $2.7 billion at December 31, 2006 primarily due to an increase in short-term borrowings and the effects of currency translation, offset by the scheduled repayment of our 5.375% euronotes.

TOTAL DEBT TO CAPITALIZATION

PERCENT


34%
Shareholders' Equity 66%
Total Debt 34%
05
06
07

Total debt was $1.0 billion at December 31, 2007 and decreased from total debt of $1.1 billion at December 31, 2006. The decrease in total debt was primarily due to the scheduled repayment of our 5.375% euronotes in February 2007, offset partially by an increase in short-term borrowings primarily to fund acquisitions and share repurchases. The ratio of total debt to capitalization (total debt divided by the sum of shareholders' equity plus total debt) was 34% at year-end 2007 and 39% at year-end 2006. The debt to capitalization ratio was higher in 2006, due to the new senior notes issued in December 2006, the proceeds of which were used to repay our 5.375% euronotes in February 2007. Excluding the 5.375% euronotes, the total debt to capitalization would have been 29% for 2006 compared to 34% for 2007. 2007 increased due to additional short-term borrowing discussed above. We view our debt to capitalization ratio as an important indicator of our creditworthiness.

CASH FLOWS

CASH PROVIDED BY OPERATING ACTIVITIES

MILLIONS


$798
$524
03
04
05
06
07

Cash provided by operating activities increased $170 million in 2007. The increase in operating cash flow for 2007 over 2006 is due to increased earnings, reduction of pension contributions and lower income tax payments due in 2007 compared to 2006. The increase in operating cash flow for 2006 over 2005 reflects our higher earnings offset partially by an increase in income tax payments and accounts receivable in 2006. Historically, we have had strong operating cash flows and we anticipate this will continue. We expect to continue to use this cash flow to acquire new businesses, repurchase our common stock, pay down debt and meet our ongoing obligations and commitments.

Cash used for investing activities increased in 2007 primarily due to increased acquisition activity, higher capital and software investments, and timing of short-term investment sales in 2006. We continue to acquire strategic businesses which compliment our growth strategy. We also continue to invest in merchandising equipment consisting primarily of systems used by our customers to dispense our cleaning and sanitizing products. Capital software expenditures increased due to investments in new business systems. We expect to continue to make significant capital investments and acquisitions to support our long-term growth.

Our cash flows from financing activities reflect issuances and repayment of debt, common stock repurchases, dividend payments and proceeds from common stock issuances related to our equity incentive programs. Cash used for financing activities increased in 2007 due to long-term debt repayment and a significant increase in share repurchases, offset partially by short-term borrowings.

Share repurchases were funded with operating cash flows, short-term borrowing and cash from the exercise of employee stock options. In October 2006, we announced an authorization to repurchase up to 10 million shares of Ecolab common stock. As of December 31, 2007, approximately 4.7 million shares remained to be purchased under this authorization. Shares are repurchased for the purpose of offsetting the dilutive effect of stock options and incentives and for general corporate purposes. During 2008, we expect to repurchase at least enough shares to offset the dilutive effect of stock options. Cash proceeds from the exercises as well as the tax benefits will provide a portion of the funding for this repurchase activity.

In 2007, we increased our indicated annual dividend rate for the 16th consecutive year. We have paid dividends on our common stock for 71 consecutive years. Cash dividends declared per share of common stock, by quarter, for each of the last three years were as follows:

	FIRST QUARTER	SECOND QUARTER	THIRD QUARTER	FOURTH QUARTER	YEAR
2007	**$0.1150**	**$0.1150**	**$0.1150**	**$0.1300**	**$0.4750**
2006	0.1000	0.1000	0.1000	0.1150	0.4150
2005	0.0875	0.0875	0.0875	0.1000	0.3625

LIQUIDITY AND CAPITAL RESOURCES

We currently expect to fund all of the requirements which are reasonably foreseeable for 2008, including scheduled debt repayments, new investments in the business, share repurchases, dividend payments, possible business acquisitions and pension contributions from operating cash flow, cash reserves and short-term and/or long-term borrowings. In the event of a significant acquisition or other significant funding need, funding may occur through additional short and/or long-term borrowings or through the issuance of the company's common stock.

In December 2006, we issued and sold in a private placement euro 300 million ($439 million as of December 31, 2007) aggregate principal amount of senior notes in two series: 4.355% Series A Senior Notes due 2013 in the aggregate principal amount of euro 125 million and 4.585% Series B Senior Notes due 2016 in the aggregate principal amount of euro 175 million (the "Notes)," pursuant to a Note Purchase Agreement dated July 26, 2006, between the company and the purchasers. The Notes are not subject to prepayment except where, in certain specified instances, we consolidate or merge all or substantially all of our assets with any other Person (as defined in the Note Purchase Agreement) and there is also a resulting ratings downgrade to below investment grade. Upon such consolidation or merger, we will offer to prepay all of the Notes at 100% of the principal amount outstanding plus accrued interest. In the event of a default by the company under the Note Purchase Agreement, the Notes may become immediately due and payable for the unpaid principal amount, accrued interest and a make-whole amount determined as of the time of the default. The proceeds were used to repay our euro 300 million 5.375% euronotes which became due in February 2007.

While cash flows could be negatively affected by a decrease in revenues, we do not believe that our revenues are highly susceptible, in the short term, to rapid changes in technology within our industry. We have a $600 million U.S. commercial paper program and a $200 million European commercial paper program. Both programs are rated A-1 by Standard & Poor's and P-1 by Moody's. To support our commercial paper programs and other general business funding needs, we maintain a $600 million multi-year committed credit agreement which expires in June 2012. We can draw directly on the credit facility on a revolving credit basis. As of December 31, 2007, $345 million of this credit facility was committed to support outstanding U.S. commercial paper, leaving $255 million available for other uses. In addition, we have other committed and uncommitted credit lines of approximately $241 million with major international banks and financial institutions to support our general global funding needs. Additional details on our credit facilities are included in Note 6 of the notes to consolidated financial statements.

A schedule of our obligations under various notes payable, long-term debt agreements, operating leases with noncancelable terms in excess of one year, interest obligations and benefit payments are summarized in the following table:

MILLIONS		PAYMENTS DUE BY PERIOD			
Contractual obligations	TOTAL	LESS THAN 1 YEAR	1-3 YEARS	3-5 YEARS	MORE THAN 5 YEARS
Notes payable	$ 400	$ 400	$ –	$ –	$ –
Long-term debt	603	3	5	152	443
Operating leases	176	53	70	31	22
Interest*	198	35	64	44	55
Benefit payments**	848	64	134	156	494
Total contractual cash obligations	$ 2,225	$ 555	$ 273	$ 383	$ 1,014

* Interest on variable rate debt was calculated using the interest rate at year-end 2007.

** Benefit payments are paid out of the company's pension and postretirement health care benefit plans.

As of December 31, 2007, our gross liability for uncertain tax positions under FIN 48 was $99 million. We are not able to reasonably estimate the amount by which the liability will increase or decrease over time. Therefore, these amounts have been excluded from the schedule of contractual obligations.

We are not required to make any contributions to our U.S. pension and postretirement health care benefit plans in 2008, based on plan asset values as of December 31, 2007 and have not yet determined if we will do so. Certain international pension benefit plans are required to be funded in accordance with local government requirements. We estimate contributions to be made to our international plans will approximate $20 million to $30 million in 2008. These amounts have been excluded from the schedule of contractual obligations.

We lease sales and administrative office facilities, distribution center facilities and other equipment under longer-term operating leases. Vehicle leases are generally shorter in duration. Vehicle leases have guaranteed residual value requirements that have historically been satisfied by the proceeds on the sale of the vehicles. No amounts have been recorded for these guarantees in the table preceding as we believe that the potential recovery of value from the vehicles when sold will be greater than the residual value guarantee.

Except for approximately $56 million of letters of credit supporting domestic and international commercial relationships and transactions, primarily our North America self-insurance program, we do not have significant unconditional purchase obligations, or significant other commercial commitments, such as commitments under lines of credit, standby letters of credit, guarantees, standby repurchase obligations or other commercial commitments.

As of year-end 2007, we are in compliance with all covenants and other requirements of our credit agreements and indentures. Our $600 million multicurrency credit agreement, as amended and restated, no longer includes a covenant regarding the ratio of total debt to capitalization. Our euro 300 million senior notes include covenants regarding the amount of indebtedness secured by liens and subsidiary indebtedness allowed.

A downgrade in our credit rating could limit or preclude our ability to issue commercial paper under our current programs. A credit rating downgrade could also adversely affect our ability to renew existing, or negotiate new credit facilities in the future and could increase the cost of these facilities. Should this occur, we could seek additional sources of funding, including issuing term notes or bonds. In addition, we have the ability at our option to draw upon our $600 million committed credit facilities prior to their termination.

OFF-BALANCE SHEET ARRANGEMENTS

Other than operating leases, we do not have any off-balance sheet financing arrangements. See Note 12 for information on our operating leases. We do not have relationships with unconsolidated entities or financial partnerships, such as entities often referred to as "structured finance" or "special purposes entities", which are sometimes established for the purpose of facilitating off-balance sheet financial arrangements or other contractually narrow or limited purposes. As such, we are not exposed to any financing, liquidity, market or credit risk that could arise if we had engaged in such relationships.

NEW ACCOUNTING PRONOUNCEMENTS

Effective January 1, 2007 we adopted the provisions of FIN 48 with the cumulative effect of initially applying FIN 48 recorded as an increase to opening retained earnings of $5.1 million.

See Note 2 of the notes to consolidated financial statements for additional information on this adoption and other new accounting pronouncements.

MARKET RISK

We enter into contractual arrangements (derivatives) in the ordinary course of business to manage foreign currency exposure and interest rate risks. We do not enter into derivatives for trading purposes. Our use of derivatives is subject to internal policies that provide guidelines for control, counterparty risk and ongoing monitoring and reporting and is designed to reduce the volatility associated with movements in foreign exchange and interest rates on our income statement and cash flows.

We enter into forward contracts, swaps and foreign currency options to hedge certain intercompany financial arrangements, and to hedge against the effect of exchange rate fluctuations on transactions related to cash flows and net investments denominated in currencies other than U.S. dollars. At December 31, 2007, we had approximately $366 million notional amount of foreign currency forward exchange contracts with face amounts denominated primarily in euros.

We manage interest expense using a mix of fixed and floating rate debt. To help manage borrowing costs, we may enter into interest rate swap agreements. Under these arrangements, we agree to exchange, at specified intervals, the difference between fixed and floating interest amounts calculated by reference to an agreed-upon notional principal amount.

Based on a sensitivity analysis (assuming a 10% adverse change in market rates) of our foreign exchange and interest rate derivatives and other financial instruments, changes in exchange rates or interest rates would not materially affect our financial position and liquidity. The effect on our results of operations would be substantially offset by the impact of the hedged items.

SUBSEQUENT EVENTS

In February 2008, we acquired Ecovation, Inc., a Rochester, N.Y. area-based provider of renewable energy solutions and effluent management systems primarily for the food and beverage manufacturing industry in the U.S., including dairy, beverage, and meat and poultry producers. Ecovation is growing rapidly: 2007 sales were approximately $50 million, having grown tenfold since 2005; 2008 sales are expected to exceed $100 million. We paid $210 million for Ecovation but intend to sell approximately $40 million of acquired long-term lease receivables. Ecovation will become part of our U.S. Cleaning & Sanitizing operations during the first quarter of 2008.

Also in February 2008, we issued and sold $250 million aggregate principal amount of senior unsecured notes that mature in 2015 at a rate of 4.875%. The proceeds were used to refinance outstanding commercial paper and for general corporate purposes. The notes are not subject to prepayment except where there is a Change of Control as defined in the Supplemental Indenture dated February 8, 2008 and there is a resulting ratings downgrade to below investment grade. Upon consolidation or merger, we will offer to prepay all of the notes at 101% of the principal outstanding plus accrued interest. In the event of a default by the company under the Supplemental Indenture, the notes may immediately become due and payable for the unpaid principal amount and accrued interest. The notes are subject to covenants regarding the amount of indebtedness secured by liens and certain sale and leaseback transactions.

FORWARD-LOOKING STATEMENTS AND RISK FACTORS

This financial discussion and other portions of this Annual Report to Shareholders contain various "Forward-Looking Statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include expectations concerning:

- business progress and expansion
- business acquisitions
- currency translation
- cash flows
- debt repayments
- share repurchases
- global economic conditions
- pension expenses and potential contributions
- income taxes
- and liquidity requirements.

Without limiting the foregoing, words or phrases such as "will likely result," "are expected to," "will continue," "is anticipated," "we believe," "we expect," "estimate," "project" (including the negative or variations thereof) or similar terminology, generally identify forward-looking statements. Forward-looking statements may also represent challenging goals for us. We caution that undue reliance should not be placed on such forward-looking statements, which speak only as of the date made. Some of the factors which could cause results to differ from those expressed in any forward-looking statements are set forth under Item 1A of our Form 10-K for the year ended December 31, 2007, entitled Risk Factors.

In addition, we note that our stock price can be affected by fluctuations in quarterly earnings. There can be no assurances that our earnings levels will meet investors' expectations. Except as may be required under applicable law, we undertake no duty to update our Forward-Looking Statements.

CONSOLIDATED STATEMENT OF INCOME

YEAR ENDED DECEMBER 31 (MILLIONS, EXCEPT PER SHARE)	**2007**	2006	2005
Net sales	**$ 5,469.6**	$ 4,895.8	$ 4,534.8
Operating expenses			
Cost of sales	**2,691.7**	2,416.1	2,248.8
Selling, general and administrative expenses	**2,090.9**	1,868.1	1,743.6
Special gains and charges	**19.7**		
Operating income	**667.3**	611.6	542.4
Interest expense, net	**51.0**	44.4	44.2
Income before income taxes	**616.3**	567.2	498.2
Provision for income taxes	**189.1**	198.6	178.7
Net income	**$ 427.2**	$ 368.6	$ 319.5
Net income per common share			
Basic	**$ 1.73**	$ 1.46	$ 1.25
Diluted	**$ 1.70**	$ 1.43	$ 1.23
Dividends declared per common share	**$ 0.4750**	$ 0.4150	$ 0.3625
Weighted-average common shares outstanding			
Basic	**246.8**	252.1	255.7
Diluted	**251.8**	257.1	260.1

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED BALANCE SHEET

DECEMBER 31 (MILLIONS)	**2007**	2006
ASSETS		
Current assets		
Cash and cash equivalents	**$ 137.4**	$ 484.0
Accounts receivable, net	**974.0**	867.6
Inventories	**450.8**	364.9
Deferred income taxes	**89.4**	86.9
Other current assets	**65.7**	50.2
Total current assets	**1,717.3**	1,853.6
Property, plant and equipment, net	**1,083.4**	951.6
Goodwill	**1,279.2**	1,035.9
Other intangible assets, net	**328.9**	223.8
Other assets	**314.0**	354.5
Total assets	**$4,722.8**	$4,419.4
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities		
Short-term debt	**$ 403.5**	$ 509.0
Accounts payable	**343.7**	330.9
Compensation and benefits	**280.2**	252.7
Income taxes	**27.7**	17.7
Other current liabilities	**463.2**	392.5
Total current liabilities	**1,518.3**	1,502.8
Long-term debt	**599.9**	557.1
Postretirement health care and pension benefits	**418.5**	420.2
Other liabilities	**250.4**	259.1
Shareholders' equity (a)		
Common stock	**326.5**	322.6
Additional paid-in capital	**1,015.2**	868.2
Retained earnings	**2,298.4**	1,983.2
Accumulated other comprehensive income (loss)	**63.1**	(96.5)
Treasury stock	**(1,767.5)**	(1,397.3)
Total shareholders' equity	**1,935.7**	1,680.2
Total liabilities and shareholders' equity	**$4,722.8**	$4,419.4

(a) Common stock, 400.0 million shares authorized, $1.00 par value, 246.8 million shares outstanding at December 31, 2007, 251.3 million shares outstanding at December 31, 2006.

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31 (MILLIONS)	**2007**	2006	2005
OPERATING ACTIVITIES			
Net income	**$ 427.2**	$ 368.6	$ 319.5
Adjustments to reconcile net income to cash provided by operating activities:			
Depreciation and amortization	**291.9**	268.6	256.9
Deferred income taxes	**2.5**	(18.8)	(13.0)
Share-based compensation expense	**37.9**	36.3	39.1
Excess tax benefits from share-based payment arrangements	**(20.6)**	(19.8)	(11.7)
Disposal losses (gains), net	**(11.0)**	0.4	
Other, net	**6.9**	1.3	(0.9)
Changes in operating assets and liabilities:			
Accounts receivable	**(34.4)**	(66.8)	(44.8)
Inventories	**(19.3)**	(18.0)	2.6
Other assets	**20.7**	(27.1)	(21.9)
Accounts payable	**(10.0)**	44.5	19.0
Other liabilities	**105.8**	58.4	45.3
Cash provided by operating activities	**797.6**	627.6	590.1
INVESTING ACTIVITIES			
Capital expenditures	**(306.5)**	(287.9)	(268.8)
Property disposals	**7.4**	25.6	21.2
Capitalized software expenditures	**(55.0)**	(33.1)	(10.9)
Businesses acquired and investments in affiliates, net of cash acquired	**(329.4)**	(65.5)	(26.9)
Sale of businesses and assets	**19.8**	1.8	1.4
Proceeds from sales and maturities of short-term investments		125.1	60.6
Purchases of short-term investments			(185.7)
Cash used for investing activities	**(663.7)**	(234.0)	(409.1)
FINANCING ACTIVITIES			
Net borrowings (repayments) of notes payable	**279.9**	(47.7)	96.7
Long-term debt borrowings		396.2	4.7
Long-term debt repayments	**(394.2)**	(86.3)	(5.7)
Reacquired shares	**(371.4)**	(282.8)	(213.3)
Cash dividends on common stock	**(114.0)**	(101.2)	(89.8)
Exercise of employee stock options	**96.7**	87.9	49.7
Excess tax benefits from share-based payment arrangements	**20.6**	19.8	11.7
Other, net		(2.3)	
Cash used for financing activities	**(482.4)**	(16.4)	(146.0)
Effect of exchange rate changes on cash	**1.9**	2.4	(1.8)
Increase (decrease) in cash and cash equivalents	**(346.6)**	379.6	33.2
Cash and cash equivalents, beginning of year	**484.0**	104.4	71.2
Cash and cash equivalents, end of year	**$ 137.4**	$ 484.0	$ 104.4

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME AND SHAREHOLDERS' EQUITY

MILLIONS	COMMON STOCK	ADDITIONAL PAID-IN CAPITAL	RETAINED EARNINGS	ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)	TREASURY STOCK	TOTAL
Balance December 31, 2004	$ 315.7	$ 630.5	$ 1,492.4	$ 72.2	$ (912.7)	$ 1,598.1
Net income			319.5			319.5
Cumulative translation adjustment				(50.5)		(50.5)
Derivative instruments				4.4		4.4
Minimum pension liability				(16.3)		(16.3)
Total comprehensive income						257.1
Cash dividends declared			(92.7)			(92.7)
Stock options and awards	2.9	96.9			0.2	100.0
Reacquired shares					(213.3)	(213.3)
Balance December 31, 2005	318.6	727.4	1,719.2	9.8	(1,125.8)	1,649.2
Net income			368.6			368.6
Cumulative translation adjustment				65.8		65.8
Derivative instruments				(3.4)		(3.4)
Minimum pension liability				(0.6)		(0.6)
Total comprehensive income						430.4
Cumulative effect adjustment for adoption of SFAS 158				(168.1)		(168.1)
Cash dividends declared			(104.6)			(104.6)
Stock options and awards	4.0	140.8			1.0	145.8
Reacquired shares					(272.5)	(272.5)
Balance December 31, 2006	322.6	868.2	1,983.2	(96.5)	(1,397.3)	1,680.2
Net income			**427.2**			**427.2**
Cumulative translation adjustment				**128.8**		**128.8**
Derivative instruments				**(2.3)**		**(2.3)**
Pension and postretirement benefits				**33.1**		**33.1**
Total comprehensive income						**586.8**
Cumulative effect adjustment for adoption of FIN 48			**5.1**			**5.1**
Cash dividends declared			**(117.1)**			**(117.1)**
Stock options and awards	**3.9**	**147.0**			**0.5**	**151.4**
Reacquired shares					**(370.7)**	**(370.7)**
Balance December 31, 2007	**$ 326.5**	**$ 1,015.2**	**$ 2,298.4**	**$ 63.1**	**$ (1,767.5)**	**$ 1,935.7**

COMMON STOCK ACTIVITY

YEAR ENDED DECEMBER 31 (SHARES)	**2007** COMMON STOCK	**2007** TREASURY STOCK	2006 COMMON STOCK	2006 TREASURY STOCK	2005 COMMON STOCK	2005 TREASURY STOCK
Shares, beginning of year	**322,578,427**	**(71,241,560)**	318,602,705	(64,459,800)	315,742,759	(58,200,908)
Stock options	**3,952,429**	**49,197**	3,975,722	172,665	2,859,946	18,666
Stock awards, net issuances		**50,702**		49,519		34,689
Reacquired shares		**(8,564,099)**		(7,003,944)		(6,312,247)
Shares, end of year	**326,530,856**	**(79,705,760)**	322,578,427	(71,241,560)	318,602,705	(64,459,800)

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. NATURE OF BUSINESS

Ecolab Inc. (the "company") develops and markets premium products and services for the hospitality, foodservice, healthcare and light industrial markets. The company provides cleaning and sanitizing products and programs, as well as pest elimination, maintenance and repair services primarily to hotels and restaurants, healthcare and educational facilities, quickservice (fast-food and convenience stores) units, grocery stores, commercial and institutional laundries, light industry, dairy plants and farms, food and beverage processors and the vehicle wash industry.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of the company and all majority-owned subsidiaries. International subsidiaries are included in the financial statements on the basis of their November 30 fiscal year-ends to facilitate the timely inclusion of such entities in the company's consolidated financial reporting. All intercompany transactions and profits are eliminated in consolidation.

USE OF ESTIMATES

The preparation of the company's financial statements requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from these estimates.

FOREIGN CURRENCY TRANSLATION

Financial position and results of operations of the company's international subsidiaries are measured using local currencies as the functional currency. Assets and liabilities of these operations are translated at the exchange rates in effect at each fiscal year end. The translation adjustments related to assets and liabilities that arise from the use of differing exchange rates from period to period are included in accumulated other comprehensive income (loss) in shareholders' equity. The cumulative translation gain as of year-end 2007 and 2006 was $171.0 million and $57.0 million, respectively. Income statement accounts are translated at the average rates of exchange prevailing during the year. The different exchange rates from period to period impact the amount of reported income from the company's international operations. Foreign currency translation positively impacted net income by approximately $15 million, $2 million and $5 million for the years ended December 31, 2007, 2006 and 2005, respectively.

CASH AND CASH EQUIVALENTS

Cash equivalents include highly-liquid investments with a maturity of three months or less when purchased.

ALLOWANCE FOR DOUBTFUL ACCOUNTS

The company estimates the balance of allowance for doubtful accounts by analyzing accounts receivable balances by age and applying historical write-off trend rates. The company's estimates include separately providing for specific customer balances when it is deemed probable that the balance is uncollectible. Account balances are charged off against the allowance when it is probable the receivable will not be recovered.

The company's allowance for doubtful accounts balance includes an allowance for the expected return of products shipped and credits related to pricing or quantities shipped of approximately $9 million, $7 million and $5 million as of December 31, 2007, 2006 and 2005, respectively. This returns and credit activity is recorded directly to sales.

The following table summarizes the activity in the allowance for doubtful accounts:

MILLIONS	**2007**	2006	2005
Beginning balance	**$38**	$39	$44
Bad debt expense	**15**	13	12
Write-offs	**(16)**	(17)	(15)
Other*	**6**	3	(2)
Ending balance	**$43**	$38	$39

* Other amounts are primarily the effects of changes in currency and acquisitions.

INVENTORY VALUATIONS

Inventories are valued at the lower of cost or market. Domestic chemical inventory costs are determined on a last-in, first-out (LIFO) basis. LIFO inventories represented 23% and 28% of consolidated inventories at year-end 2007 and 2006, respectively. All other inventory costs are determined on a first-in, first-out (FIFO) basis.

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are stated at cost. Merchandising equipment consists principally of various systems that dispense the company's cleaning and sanitizing products and dishwashing machines. The dispensing systems are accounted for on a mass asset basis, whereby equipment is capitalized and depreciated as a group and written off when fully depreciated. The company capitalizes both internal and external costs of development or purchase of computer software for internal use. Costs incurred for data conversion, training and maintenance associated with capitalized software are expensed as incurred.

Depreciation is charged to operations using the straight-line method over the assets' estimated useful lives ranging from 5 to 40 years for buildings and leaseholds, 3 to 11 years for machinery and equipment and 3 to 7 years for merchandising equipment and capital software. Total depreciation expense was $260.9 million, $235.8 million and $222.7 million for 2007, 2006 and 2005, respectively. Expenditures for repairs and maintenance are charged to expense as incurred. Expenditures for major renewals and betterments, which significantly extend the useful lives of existing plant and equipment, are capitalized and depreciated.

Upon retirement or disposition of plant and equipment, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is recognized in income.

GOODWILL AND OTHER INTANGIBLE ASSETS

Goodwill and other intangible assets arise principally from business acquisitions. Goodwill represents the excess of the purchase price over the fair value of identifiable net assets acquired. Other intangible assets primarily include customer relationships, trademarks, patents and other technology. The fair value of identifiable intangible assets is estimated based upon discounted future cash flow projections and other acceptable valuation methods. Other intangible assets are amortized on a straight-line basis over their estimated economic lives. The weighted-average useful life of other intangible assets was 14 years as of December 31, 2007 and 2006.

The weighted-average useful life by type of asset at December 31, 2007 is as follows:

NUMBER OF YEARS	
Customer relationships	12
Intellectual property	14
Trademarks	19
Other	10

The straight-line method of amortization reflects an appropriate allocation of the cost of the intangible assets to earnings in proportion to the amount of economic benefits obtained by the company in each reporting period. Total amortization expense related to other intangible assets during the years ended December 31, 2007, 2006 and 2005 was $30.2 million, $25.0 million and $23.5 million, respectively. Future amortization expense is expected to increase significantly primarily due to the Microtek acquisition. As of December 31, 2007, future estimated amortization expense related to amortizable other identifiable intangible assets will be:

MILLIONS	
2008	$40
2009	37
2010	36
2011	35
2012	34

The company tests goodwill for impairment on an annual basis for all reporting units. The company's reporting units are its operating segments. An impairment charge is recognized for the amount, if any, by which the carrying amount of goodwill exceeds its implied fair value. Fair values of reporting units are established using a discounted cash flow method. Where available and as appropriate, comparative market multiples are used to corroborate the results of the discounted cash flow method. Based on the company's testing, there has been no impairment of goodwill during the three years ended December 31, 2007. The company performs its annual goodwill impairment test during the second quarter. If circumstances change significantly within a reporting unit, the company would also test a reporting unit for impairment prior to the annual test.

LONG-LIVED ASSETS

The company periodically reviews its long-lived assets for impairment and assesses whether significant events or changes in business circumstances indicate that the carrying value of the assets may not be recoverable. An impairment loss may be recognized when the carrying amount of an asset exceeds the anticipated future undiscounted cash flows expected to result from the use of the asset and its eventual disposition. The amount of the impairment loss to be recorded, if any, is calculated by the excess of the asset's carrying value over its fair value.

REVENUE RECOGNITION

The company recognizes revenue as services are performed or on product sales at the time title to the product and risk of loss transfers to the customer. The company's sales policies do not provide for general rights of return and do not contain customer acceptance clauses. Trade accounts receivable are recorded at the invoiced amount and generally do not bear interest. The company records estimated reductions to revenue for customer programs and incentive offerings, including pricing arrangements, promotions and other volume-based incentives at the time the sale is recorded. The company also records estimated reserves for anticipated uncollectible accounts and for product returns and credits at the time of sale.

INCOME PER COMMON SHARE

The computations of the basic and diluted net income per share amounts were as follows:

MILLIONS EXCEPT PER SHARE	**2007**	2006	2005
Net income	**$ 427.2**	$ 368.6	$ 319.5
Weighted-average common shares outstanding			
Basic	**246.8**	252.1	255.7
Effect of dilutive stock options and awards	**5.0**	5.0	4.4
Diluted	**251.8**	257.1	260.1
Net income per common share			
Basic	**$ 1.73**	$ 1.46	$ 1.25
Diluted	**$ 1.70**	$ 1.43	$ 1.23

Restricted stock awards of 68,180 shares for 2007, 24,670 shares for 2006 and 22,175 shares for 2005 were excluded from the computation of basic weighted-average shares outstanding because such shares were not yet vested at those dates.

Stock options to purchase 5.3 million shares for 2007, 2.6 million shares for 2006 and 7.1 million shares for 2005 were not dilutive and, therefore, were not included in the computations of diluted common shares outstanding.

SHARE-BASED COMPENSATION

Effective October 1, 2005, the company adopted Statement of Financial Accounting Standard No. 123 (Revised 2004), *Share-Based Payment* ("SFAS 123R") under the modified retrospective application method. SFAS 123R requires the company to measure compensation expense for share-based awards at fair value at the date of grant and recognize compensation expense over the service period for awards expected to vest. As part of the transition to the new standard, all prior period financial statements were restated to recognize share-based compensation expense historically reported in the notes to the consolidated financial statements.

Effective with the company's adoption of SFAS 123R, new stock option grants to retirement eligible recipients are attributed to expense using the non-substantive vesting method and are fully expensed by the time recipients attain age 55 with at least 5 years of service. If the company had used the non-substantive vesting method during all periods, net income for 2007, 2006 and 2005 would have increased by $1.4 million, $2.7 million and $2.5 million, respectively. In addition, the company previously accounted for forfeitures when they occurred. Commencing at the date of adoption, the company includes a forfeiture estimate in the amount of compensation expense being recognized. This change from the company's historical practice of recognizing forfeitures as they occur did not result in the recognition of any cumulative adjustments to income. The company has used the actual tax effects of stock options and the transition guidance prescribed within SFAS 123R for establishing the pool of excess tax benefits (APIC Pool).

COMPREHENSIVE INCOME

Comprehensive income includes net income, foreign currency translation adjustments, unrecognized actuarial gains and losses on pension and postretirement liabilities, gains and losses on derivative instruments designated and effective as cash flow hedges and nonderivative instruments designated and effective as foreign currency net investment hedges that are charged or credited to the accumulated other comprehensive income (loss) account in shareholders' equity.

DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

The company uses foreign currency forward contracts, interest rate swaps and foreign currency debt to manage risks generally associated with foreign exchange rates, interest rates and net investments in foreign operations. The company does not hold derivative financial instruments of a speculative nature. On the date that the company enters into a derivative contract, it designates the derivative as (1) a hedge of (a) the fair value of a recognized asset or liability or (b) an unrecognized firm commitment (a "fair value" hedge), (2) a hedge of (a) a forecasted transaction or (b) the variability of cash flows that are to be received or paid in connection with a recognized asset or liability (a "cash flow" hedge) or (3) a foreign-currency fair-value or cash flow hedge (a "foreign currency" hedge). The company formally documents all relationships between hedging instruments and hedged items, as well as its risk-management objective and strategy for undertaking various hedge transactions. The company also formally assesses (both at the hedge's inception and on an ongoing basis) whether the derivatives that are used in hedging transactions have been highly effective in offsetting changes in the fair value or cash flows of hedged items and whether those derivatives may be expected to remain highly effective in future periods. When it is determined that a derivative is not (or has ceased to be) highly effective as a hedge, the company will discontinue hedge accounting prospectively. The company believes that on an ongoing basis its portfolio of derivative instruments will generally be highly effective as hedges.

All of the company's derivatives are recognized on the balance sheet at their fair value. The earnings impact resulting from the change in fair value of the derivative instruments is recorded in the same line item in the consolidated statement of income as the underlying exposure being hedged.

NEW ACCOUNTING PRONOUNCEMENTS

In July 2006, the FASB issued FIN 48, *Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109* ("FIN 48"). FIN 48 clarifies the accounting for uncertain tax positions in accordance with FASB Statement No. 109, *Accounting for Income Taxes*. For each tax position the company will be required to recognize, in its financial statements, the largest tax benefit that is "more-likely-than-not" to be sustained on audit based solely on the technical merits of the position as of the reporting date. FIN 48 also provides guidance on new disclosure requirements, reporting and accrual of interest and penalties, accounting in interim periods, and transition. The company adopted FIN 48 effective January 1, 2007 with the cumulative effect of initially applying FIN 48 recorded as an increase to opening retained earnings of $5.1 million. See Note 11 for additional information on this adoption.

In September 2006, the FASB issued SFAS 157, *Fair Value Measurements* ("SFAS 157"), which defines fair value, establishes a framework for measuring fair value and expanded disclosures about fair value measurement. Additionally, in February 2008, the FASB announced it will defer for one year the effective date of SFAS 157 for nonfinancial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis. The FASB also decided to amend SFAS 157 to add a scope exception for leasing transactions subject to SFAS 13 *Accounting for Leases* from its application. The company adopted SFAS 157 effective January 1, 2008 and does not expect it will have a material impact on its consolidated financial statements.

In February 2007, the FASB issued SFAS 159, *The Fair Value Option for Financial Assets and Financial Liabilities - including an amendment of FASB Statement No. 115* ("SFAS 159"). SFAS 159 provides companies with an option to report selected financial assets and financial liabilities at fair value, which can be elected on an instrument-by-instrument basis. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings at each subsequent reporting date. The company adopted SFAS 159 effective January 1, 2008 and does not expect it will have a material impact on its consolidated financial statements.

In December 2007, the FASB issued SFAS 141 (revised 2007), *Business Combinations* ("SFAS 141R"). SFAS 141R establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any noncontrolling interest in the acquiree and the goodwill acquired. SFAS 141R also establishes disclosure requirements to enable the evaluation of the nature and financial effects of the business combination. SFAS 141R is effective for fiscal years beginning after December 15, 2008, and will be adopted by the company in the first quarter of 2009. The company is currently evaluating the potential impact of the adoption of SFAS 141R on its consolidated results of operations and financial condition.

In December 2007, the FASB issued SFAS 160, *Noncontrolling Interests in Consolidated Financial Statements–an amendment of Accounting Research Bulletin No. 51* ("SFAS 160"). SFAS 160 establishes accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable to the parent and to the noncontrolling interest, changes in a parent's ownership interest, and the valuation of retained noncontrolling equity investments when a subsidiary is deconsolidated. SFAS 160 also establishes disclosure requirements that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. SFAS 160 is effective for fiscal years beginning after December 15, 2008, and will be adopted by the company in the first quarter of 2009. The company is currently evaluating the potential impact of the adoption of SFAS 160 on its consolidated results of operations and financial condition.

No other new accounting pronouncement issued or effective has had or is expected to have a material impact on the company's consolidated financial statements.

3. SPECIAL GAINS AND CHARGES

Special gains and charges were $19.7 million in 2007 and include a $27.4 million charge for an arbitration settlement related to two California class action lawsuits involving wage/hour claims affecting former and current Pest Elimination employees recorded in the third quarter of 2007. Special gains and charges also include one-time costs related to establishing the company's European headquarters in Zurich, Switzerland and other non-recurring charges. These charges were partially offset by a $6.3 million gain on the sale of a minority investment located in the U.S. and a $4.7 million gain on the sale of Peter Cox Ltd. in the U.K. which were recorded in the fourth quarter of 2007. For segment reporting purposes, these items have been included in the company's corporate segment, which is consistent with the company's internal management reporting.

4. RELATED PARTY TRANSACTIONS

Henkel KGaA ("Henkel") beneficially owned 72.7 million shares, or approximately 29.4%, of the company's outstanding common stock on December 31, 2007. Under a stockholders' agreement between the company and Henkel, Henkel is permitted ownership in the company of up to 35% of the company's outstanding common stock. Henkel is also entitled to proportionate representation on the company's board of directors.

In 2007, 2006 and 2005, the company and its affiliates sold products and services in the aggregate amounts of $4.6 million, $5.7 million and $3.6 million, respectively, to Henkel or its affiliates, and purchased products and services in the amounts of $64.6 million, $66.0 million and $65.3 million, respectively, from Henkel or its affiliates. The transactions with Henkel and its affiliates were made in the ordinary course of business and were negotiated at arm's length.

5. BUSINESS ACQUISITIONS AND DISPOSITIONS

BUSINESS ACQUISITIONS

Business acquisitions made by the company during 2007, 2006 and 2005 were as follows:

BUSINESS ACQUIRED	DATE OF ACQUISITION	SEGMENT	ESTIMATED ANNUAL SALES PRE-ACQUISITION (MILLIONS) (UNAUDITED)
2007			
Microtek Medical Holdings, Inc.	November	U.S. C&S International (Healthcare)	$ 150
Eagle Environmental Systems	June	International (Asia Pacific)	4
Fuma Pest	May	International (Asia Pacific)	2
Green Harbour	March	International (Asia Pacific)	4
Apprise Technologies, Inc.	February	U.S. C&S (Institutional)	1
Wotek	January	International (EMEA)	3
2006			
DuChem Industries, Inc.	September	U.S. C&S (Food & Beverage)	10
Powles Hunt & Sons International Ltd.	September	International (EMEA)	5
Shield Medicare Ltd.	June	International (EMEA)	19
2005			
Kilco Chemicals Ltd.	April	International (EMEA)	5
YSC Chemical Company	February	International (Asia Pacific)	3
Associated Chemicals & Services, Inc. (Aka Midland Research)	January	U.S. C&S (Water Care)	16

In November 2007, the company acquired Microtek Medical Holdings, Inc., a manufacturer and marketer of infection control products for healthcare and acute care facilities. Microtek's specialized product lines include infection barrier equipment drapes, patient drapes, fluid control products and operating room cleanup systems. The total purchase price was approximately $277 million, net of cash acquired.

In September 2007, the company made a minority investment in Site Controls, LLC, a leading provider of energy management and business intelligence solutions.

The business acquisitions have been accounted for as purchases and, accordingly, the results of their operations have been included in the financial statements of the company from the dates of acquisition. Net sales and operating income of these businesses were not significant to the company's consolidated financial statements; therefore pro forma financial information is not presented.

The total cash consideration paid by the company for acquisitions and investments has been reduced for any cash or cash equivalents acquired with the acquisitions. Based upon purchase price allocations, the components of the aggregate purchase prices of the acquisitions made were as follows:

MILLIONS	2007	2006	2005
Net tangible assets acquired (liabilities assumed)	**$ 61**	$ (6)	$ –
Identifiable intangible assets	**118**	28	8
Goodwill	**150**	44	19
Purchase price	**$ 329**	$ 66	$ 27

The allocation of purchase price includes preliminary allocations and adjustments to prior period allocations, if any.

The changes in the carrying amount of goodwill for each of the company's reportable segments for the years ended December 31, 2007 and 2006 are as follows:

MILLIONS	U.S. CLEANING & SANITIZING	U.S. OTHER SERVICES	TOTAL U.S.	INTERNATIONAL	CONSOLIDATED
Balance December 31, 2005	$ 189.7	$ 49.5	$ 239.2	$ 697.8	$ 937.0
Goodwill acquired during year*	7.3	1.0	8.3	35.7	44.0
Goodwill allocated to business dispositions				(0.4)	(0.4)
Foreign currency translation				55.3	55.3
Balance December 31, 2006	197.0	50.5	247.5	788.4	1,035.9
Goodwill acquired during year*	121.7		121.7	28.2	149.9
Goodwill allocated to business dispositions				(2.9)	(2.9)
Foreign currency translation				96.3	96.3
Balance December 31, 2007	$ 318.7	$ 50.5	$ 369.2	$ 910.0	$ 1,279.2

* For 2007 and 2006, goodwill related to businesses acquired of $18.6 million and $7.7 million, respectively, is expected to be tax deductible. Goodwill acquired in 2007 and 2006 also includes adjustments to prior year acquisitions including earnout payments.

In February 2008, the company acquired Ecovation, Inc., a Rochester, N.Y. area-based provider of renewable energy solutions and effluent management systems primarily for the food and beverage manufacturing industry in the U.S., including dairy, beverage, and meat and poultry producers. Ecovation is growing rapidly: 2007 sales were approximately $50 million, having grown tenfold since 2005. The company paid $210 million for Ecovation but intends to sell approximately $40 million of acquired long-term lease receivables. Ecovation will become part of the company's U.S. Cleaning & Sanitzing operations during the first quarter of 2008.

BUSINESS DISPOSITIONS

In the fourth quarter of 2007, the company completed the sale of Peter Cox Ltd., a leading United Kingdom provider of damp proofing, water proofing, timber preservation and wall stabilization for residential, commercial and public properties. The company acquired Peter Cox Ltd. in connection with the company's 2002 purchase of the Terminix Pest Control business in the United Kingdom. Sales of the Peter Cox business were approximately $32 million in 2006 and were included in the company's International reportable segment. The company recognized a tax-free gain on the sale of $4.7 million in the fourth quarter of 2007.

In December 2007, the company sold a minority investment located in the U.S. and realized a gain of $6.3 million ($4.8 million after tax).

The company had no significant business dispositions in 2006 or 2005.

6. BALANCE SHEET INFORMATION

DECEMBER 31 (MILLIONS)	2007	2006
Accounts Receivable, Net		
Accounts receivable	**$ 1,016.7**	$ 905.2
Allowance for doubtful accounts	**(42.7)**	(37.6)
Total	**$ 974.0**	$ 867.6
Inventories		
Finished goods	**$ 241.9**	$ 199.5
Raw materials and parts	**224.9**	180.6
Excess of fifo cost over lifo cost	**(16.0)**	(15.2)
Total	**$ 450.8**	$ 364.9
Property, Plant and Equipment, Net		
Land	**$ 30.7**	$ 30.9
Buildings and leaseholds	**331.9**	306.8
Machinery and equipment	**683.7**	630.8
Merchandising equipment	**1,330.1**	1,204.7
Capitalized software	**129.0**	72.9
Construction in progress	**113.0**	72.1
	2,618.4	2,318.2
Accumulated depreciation	**(1,535.0)**	(1,366.6)
Total	**$ 1,083.4**	$ 951.6
Other Intangible Assets, Net		
Cost		
Customer relationships	**$ 291.6**	$ 217.4
Intellectual property	**52.2**	45.6
Trademarks	**102.5**	73.2
Other intangibles	**45.8**	11.6
	492.1	347.8
Accumulated amortization		
Customer relationships	**(108.5)**	(80.2)
Intellectual property	**(20.0)**	(17.2)
Trademarks	**(29.1)**	(23.5)
Other intangibles	**(5.6)**	(3.1)
Total	**$ 328.9**	$ 223.8
Other Assets		
Deferred income taxes	**$ 137.6**	$ 176.2
Pension	**23.2**	37.6
Sole supply fees	**56.3**	67.4
Other	**96.9**	73.3
Total	**$ 314.0**	$ 354.5
Short-Term Debt		
Notes payable	**$ 400.3**	$ 109.1
Long-term debt, current maturities	**3.2**	399.9
Total	**$ 403.5**	$ 509.0
Other Current Liabilities		
Discounts and rebates	**$ 223.7**	$ 190.4
Dividends payable	**32.1**	28.9
Other	**207.4**	173.2
Total	**$ 463.2**	$ 392.5
Long-Term Debt		
4.355% series A senior notes, due 2013	**$ 182.9**	$ 165.1
4.585% series B senior notes, due 2016	**256.1**	231.1
6.875% notes, due 2011	**149.6**	149.4
5.375% euronotes, due 2007	**–**	397.4
Other	**14.5**	14.0
	603.1	957.0
Long-term debt, current maturities	**(3.2)**	(399.9)
Total	**$ 599.9**	$ 557.1
Other Liabilities		
Deferred income taxes	**$ 86.1**	$ 92.5
Income taxes payable - noncurrent	**57.3**	66.2
Other	**107.0**	100.4
Total	**$ 250.4**	$ 259.1
Accumulated Other Comprehensive Income		
Unrealized loss on derivative financial instruments	**$ (5.4)**	$ (3.1)
Pension and postretirement benefits	**(162.7)**	(195.8)
Cumulative translation	**231.2**	102.4
Total	**$ 63.1**	$ (96.5)

The company has a $600 million multicurrency credit agreement with a consortium of banks that has a term through June 1, 2012. This agreement was increased from $450 million to $600 million and the term was extended from June 1, 2011 to June 1, 2012 during 2007. The company may borrow varying amounts in different currencies from time to time on a revolving credit basis. The company has the option of borrowing based on various short-term interest rates. No amounts were outstanding under this agreement at year-end 2007 and 2006.

The multicurrency credit agreement supports the company's $600 million U.S. commercial paper program and its $200 million European commercial paper program. The U.S. commercial paper program was increased during 2007 from $450 million to $600 million. The company had $344.8 million in outstanding U.S. commercial paper at December 31, 2007, with an average annual interest rate of 4.5%. The company had $30.3 million in outstanding U.S. commercial paper at December 31, 2006, with an average annual interest rate of 5.3%. The company had no commercial paper outstanding under its European commercial paper program at December 31, 2007 or 2006. Both programs were rated A-1 by Standard & Poor's and P-1 by Moody's as of December 31, 2007.

In December 2006, the company issued and sold in a private placement euro 300 million ($439 million as of December 31, 2007) aggregate principal amount of the company's senior notes in two series: 4.355% Series A Senior Notes due 2013 in the aggregate principal amount of euro 125 million and 4.585% Series B Senior Notes due 2016 in the aggregate principal amount of euro 175 million, pursuant to a Note Purchase Agreement dated July 26, 2006, between the company and the purchasers. The company used the proceeds to repay its euro 300 million 5.375% euronotes which became due in February 2007.

As of December 31, the weighted-average interest rate on notes payable was 4.1% in 2007, 6.0% in 2006.

As of December 31, 2007, the aggregate annual maturities of long-term debt for the next five years were:

MILLIONS	
2008	$ 3
2009	3
2010	2
2011	151
2012	1

In February 2008, the company issued and sold $250 million aggregate principal amount of senior unsecured notes that mature in 2015 at a rate of 4.875%. The proceeds were used to refinance outstanding commercial paper and for general corporate purposes. The notes are not subject to prepayment except where there is a Change of Control as defined in the Supplemental Indenture dated February 8, 2008 and there is a resulting ratings downgrade to below investment grade. Upon consolidation or merger, the company will offer to prepay all of the notes at 101% of the principal outstanding plus accrued interest. In the event of a default by the company under the Supplemental Indenture, the notes may immediately become due and payable for the unpaid principal amount and accrued interest. The notes are subject to covenants regarding the amount of indebtedness secured by liens and certain sale and leaseback transactions.

7. INTEREST

MILLIONS	**2007**	2006	2005
Interest expense	**$ 58.9**	$ 51.3	$ 49.8
Interest income	**(7.9)**	(6.9)	(5.6)
Total interest expense, net	**$ 51.0**	$ 44.4	$ 44.2

Total cash paid for interest was $75.5 million in 2007, $50.6 million in 2006 and $49.4 million in 2005.

8. FINANCIAL INSTRUMENTS

FOREIGN CURRENCY FORWARD CONTRACTS

The company has entered into foreign currency forward contracts to hedge transactions related to intercompany debt, subsidiary royalties, product purchases, firm commitments and other intercompany transactions. The company uses these contracts to hedge against the effect of foreign currency exchange rate fluctuations on forecasted cash flows. These contracts generally relate to the company's European operations and are denominated primarily in euros. The company had foreign currency forward exchange contracts with notional values that totaled approximately $366 million at December 31, 2007 and $375 million at December 31, 2006. These contracts generally expire within one year. The gains and losses related to these contracts are included as a component of other comprehensive income until the hedged item is reflected in earnings. As of December 31, 2007, other comprehensive income includes a cumulative loss of $5.4 million related to these contracts.

INTEREST RATE SWAP AGREEMENTS

The company enters into interest rate swap agreements to manage interest rate exposures and to achieve a desired proportion of variable and fixed rate debt.

In May 2006, the company entered into two forward starting interest rate swap agreements in connection with the senior note private placement offering that converted euro 250 million (euro 125 million due December 2013 and euro 125 million due December 2016) of the private placement funding from a variable interest rate to a fixed interest rate. The interest rate swap agreements were designated as, and effective as a cash flow hedge of the private placement offering. In June 2006 the company closed the swap agreements. The decline in fair value of $2.1 million, net of tax, was recorded in other comprehensive income and is recognized in earnings as part of interest expense as the forecasted transactions occur.

NET INVESTMENT HEDGES

The company designates all euro 300 million senior notes as a hedge of existing foreign currency exposures related to net investments the company has in certain European subsidiaries. Prior to repayment in 2007, the company had also previously designated its euro 300 million euronotes as a hedge of existing foreign currency exposures related to net investments the company has in certain European subsidiaries. Accordingly, the transaction gains and losses that are designated and effective as hedges of the company's net investments have been included as a component of the cumulative translation account within accumulated other comprehensive income (loss). Total transaction gains and losses charged to this shareholders' equity account were losses of $42.7 million and $44.8 million in 2007 and 2006, respectively, and a gain of $45.7 million in 2005.

CREDIT RISK

The company is exposed to credit loss in the event of nonperformance of counterparties for foreign currency forward exchange contracts and interest rate swap agreements. The company monitors its exposure to credit risk by using credit approvals and credit limits and selecting major international banks and financial institutions as counterparties. The company does not anticipate nonperformance by any of these counterparties.

FAIR VALUE OF OTHER FINANCIAL INSTRUMENTS

The carrying amount and the estimated fair value of other financial instruments held by the company were:

DECEMBER 31 (MILLIONS)	**2007**	2006
Carrying amount		
Cash and cash equivalents	**$ 137.4**	$ 484.0
Accounts receivable, net	**974.0**	867.6
Notes payable	**55.5**	78.9
Commercial paper	**344.8**	30.2
Long-term debt (including current maturities)	**603.1**	957.0
Fair value		
Long-term debt (including current maturities)	**$ 572.7**	$ 967.0

The carrying amounts of cash equivalents, accounts receivable, notes payable and commercial paper approximate fair value because of their short maturities.

The fair value of long-term debt is based on quoted market prices for the same or similar debt instruments.

9. SHAREHOLDERS' EQUITY

Authorized common stock, par value $1.00 per share, was 400 million shares in 2007, 2006 and 2005. Treasury stock is stated at cost. Dividends declared per share of common stock were $0.4750 for 2007, $0.4150 for 2006 and $0.3625 for 2005.

The company has 15 million shares, without par value, of authorized but unissued preferred stock. Of these 15 million shares, 0.4 million shares were designated as Series A Junior Participating Preferred Stock and 14.6 million shares were undesignated.

In February 2006, the company's Board of Directors authorized the renewal of the company's shareholder rights plan. Under the company's renewed shareholder rights plan, one preferred stock purchase right is issued for each outstanding share of the company's common stock. A right entitles the holder, upon occurrence of certain events, to buy one one-thousandth of a share of Series A Junior Participating Preferred Stock at a purchase price of $135, subject to adjustment. The rights, however, do not become exercisable unless and until, among other things, any person or group acquires 15% or more of the outstanding common stock of the company, or the company's board of directors declares a holder of 10% or more of the outstanding common stock to be an "adverse person" as defined in the rights plan. Upon the occurrence of either of these events, the rights will become exercisable for common stock of the company (or in certain cases common stock of an acquiring company) having a market value of twice the exercise price of a right. The rights provide that the holdings by Henkel KGaA or its affiliates at the time of the renewal of the rights plan, subject to compliance by Henkel with certain conditions, will not cause the rights to become exercisable nor cause Henkel to be an "adverse person." The rights are redeemable under certain circumstances at one cent per right and, unless redeemed earlier, will expire on March 10, 2016.

The company reacquired 8,214,400 shares, 6,875,400 shares, and 5,974,300 shares of its common stock in 2007, 2006 and 2005, respectively, through open and private market purchases. The company also reacquired 349,699 shares, 128,544 shares, and 337,947 shares of its common stock in 2007, 2006 and 2005, respectively, related to the exercise of stock options and the vesting of stock awards. In October 2006, the company's Board of Directors authorized the repurchase of up to 10 million shares of common stock, including shares to be repurchased under Rule 10b5-1. Shares are repurchased to offset the dilutive effect of stock options and incentives and for general corporate purposes. As of December 31, 2007, 4,711,600 shares remained to be purchased under the company's repurchase authority. The company intends to repurchase all shares under this authorization, for which no expiration date has been established, in open market or privately negotiated transactions, subject to market conditions. The company expects to repurchase at least enough shares during 2008 to offset the dilutive effect of stock options, based on estimates of stock option exercises for 2008. Cash proceeds from the exercises as well as the tax benefits will provide a portion of the funding for this repurchase activity.

10. STOCK INCENTIVE AND OPTION PLANS

The company's stock incentive and option plans provide for grants of stock options, stock awards and other incentives. Common shares available for grant as of December 31 were 9,110,757 for 2007, 11,689,435 for 2006 and 12,748,989 for 2005. Common shares available for grant reflect 12 million shares approved by shareholders in 2005 for issuance under the plans.

Almost all of the awards granted are non-qualified stock options granted to employees that vest annually in equal amounts over a three year service period. Options are granted to purchase shares of the company's stock at the average daily share price on the date of grant. These options generally expire within ten years from the grant date. The company recognizes compensation expense for these awards on a straight-line basis over the three year vesting period, in accordance with SFAS 123R. Upon adoption of SFAS 123R, new stock option grants to retirement eligible recipients are attributed to expense using the non-substantive vesting method.

A summary of stock option activity and average exercise prices is as follows:

SHARES	**2007**	2006	2005
Granted	**3,083,536**	2,669,223	3,862,966
Exercised	**(4,084,837)**	(4,215,387)	(2,878,612)
Canceled	**(163,033)**	(368,984)	(148,568)
December 31:			
Outstanding	**20,488,809**	21,653,143	23,568,291
Exercisable	**15,106,637**	15,804,403	16,461,958

AVERAGE PRICE PER SHARE	**2007**	2006	2005
Granted	**$ 48.82**	$ 44.93	$ 33.93
Exercised	**24.60**	21.57	17.27
Canceled	**37.37**	33.36	29.03
December 31:			
Outstanding	**33.57**	29.74	26.61
Exercisable	**29.47**	26.36	23.87

The total intrinsic value of options (the amount by which the stock price exceeded the exercise price of the option on the date of exercise) that were exercised during 2007, 2006 and 2005 was $85.6 million, $80.2 million and $45.3 million, respectively.

Information related to stock options outstanding and stock options exercisable as of December 31, 2007, is as follows:

OPTIONS OUTSTANDING

RANGE OF EXERCISE PRICES	OPTIONS OUTSTANDING	WEIGHTED-AVERAGE REMAINING CONTRACTUAL LIFE	WEIGHTED-AVERAGE EXERCISE PRICE
$ 14.78-19.92	2,454,635	3.1 years	$19.00
20.00-24.90	2,713,268	4.8 years	24.07
25.21-29.82	3,047,176	6.0 years	27.48
30.58-34.26	3,707,961	7.8 years	33.85
34.50-37.91	2,965,979	7.0 years	34.61
42.08-45.24	2,824,898	9.0 years	44.99
45.52-51.52	2,774,892	9.9 years	49.47
	20,488,809		

OPTIONS EXERCISABLE

RANGE OF EXERCISE PRICES	OPTIONS EXERCISABLE	WEIGHTED-AVERAGE REMAINING CONTRACTUAL LIFE	WEIGHTED-AVERAGE EXERCISE PRICE
$ 14.78-19.92	2,454,635	3.1 years	$19.00
20.00-24.90	2,713,268	4.8 years	24.07
25.21-29.82	3,047,176	6.0 years	27.48
30.58-34.26	2,682,326	7.8 years	33.78
34.50-37.91	2,942,441	7.0 years	34.59
42.08-45.24	1,142,199	9.0 years	44.80
45.52-51.52	124,592	9.8 years	50.47
	15,106,637		

The total aggregate intrinsic value of options outstanding and options exercisable as of December 31, 2007 was $368.9 million and $334.0 million, respectively.

The lattice (binomial) option-pricing model was used to estimate the fair value of options at grant date beginning upon adoption of SFAS 123R in the fourth quarter of 2005. The company's primary employee option grant occurs during the fourth quarter. The weighted-average grant-date fair value of options granted in 2007, 2006 and 2005, and the significant assumptions used in determining the underlying fair value of each option grant, on the date of grant were as follows:

	2007	2006	2005
Weighted-average grant-date fair value of options granted at market prices	**$12.63**	$12.92	$ 9.35
Assumptions			
Risk-free rate of return	**3.6%**	4.5%	4.4%
Expected life	**6 years**	6 years	6 years
Expected volatility	**24.2%**	24.4%	24.3%
Expected dividend yield	**1.0%**	1.0%	1.2%

The risk-free rate of return is determined based on a yield curve of U.S. treasury rates from one month to ten years and a period commensurate with the expected life of the options granted. Expected volatility is established based on historical volatility of the company's stock price. The expected dividend yield is determined based on the company's annual dividend amount as a percentage of the average stock price at the time of the grant.

The expense associated with shares of restricted stock issued under the company's stock incentive plans is based on the market price of the company's stock at the date of grant and is amortized on a straight-line basis over the periods during which the restrictions lapse. The company currently has restricted stock outstanding that vests over periods between 12 and 36 months. Stock awards are not performance based and vest with continued employment. Stock awards are subject to forfeiture in the event of termination of employment. The company granted 46,510 shares in 2007, 14,845 shares in 2006 and 11,479 shares in 2005 under its restricted stock award program.

A summary of non-vested stock option and stock award activity is as follows:

NON-VESTED STOCK OPTIONS AND STOCK AWARDS

	STOCK OPTIONS	WEIGHTED-AVERAGE FAIR VALUE AT GRANT DATE	STOCK AWARDS	WEIGHTED-AVERAGE FAIR VALUE AT GRANT DATE
December 31, 2006	5,848,740	$ 11.13	24,670	$ 39.25
Granted	3,083,536	12.63	46,510	45.65
Vested/Earned	(3,387,189)	10.50	(3,000)	42.25
Cancelled	(162,915)	10.61	-	-
December 31, 2007	5,382,172	$ 12.40	68,180	$ 43.95

Total compensation expense related to share-based compensation plans was $37.9 million, ($24.2 million net of tax benefit), $36.3 million, ($23.1 million net of tax benefit) and $39.1 million, ($24.7 million net of tax benefit) for 2007, 2006 and 2005, respectively.

As of December 31, 2007, there was $55.4 million of total measured but unrecognized compensation expense related to non-vested share-based compensation arrangements granted under our plans. That cost is expected to be recognized over a weighted-average period of 2.0 years. Total cash received from the exercise of share-based instruments in 2007 was $96.7 million.

The company generally issues authorized but previously unissued shares to satisfy stock option exercises. The company has a policy of repurchasing shares on the open market to offset the dilutive effect of stock options, as discussed in Note 9.

11. INCOME TAXES

Effective January 1, 2007, the company adopted the provisions of FIN 48. As a result of the implementation of FIN 48, the company recognized a $5.1 million decrease in the liability for unrecognized tax benefits, which was accounted for as an increase to the January 1, 2007 balance of retained earnings.

The company files income tax returns in the U.S. federal jurisdiction and various U.S. state and international jurisdictions. With few exceptions, the company is no longer subject to state and foreign income tax examinations by tax authorities for years before 2001. During 2004, the Internal Revenue Service (IRS) completed its field examination of the company's U.S. income tax returns for 1999 through 2001. During the second quarter of 2007, the IRS completed its field examination of the company's U.S. income tax returns for 2002 through 2004. It is reasonably possible for specific open positions within these examinations to be settled in the next 12 months. The IRS is currently examining the 2005 and 2006 tax years and is expected to complete its field examination in 2009. The company believes these events could result in a decrease in the company's gross liability for unrecognized tax benefits of up to $43 million during the next 12 months. Decreases in the company's gross liability could result in offsets to other balance sheet accounts, cash payments, and/or adjustments to the annual effective tax rate. The occurrence of these events and/or other events not included above within the next 12 months could change depending on a variety of factors and result in amounts different from above.

During the second quarter of 2007, specific tax positions relating to the company's U.S. income tax returns for 2002 through 2004 were settled and a partial settlement payment was made to the IRS in the third quarter of 2007. In the fourth quarter of 2007 the company received final audit settlement for tax years 1999 through 2002 in Germany.

A reconciliation of the beginning and ending amount of gross unrecognized tax benefits is as follows:

MILLIONS	
Balance at January 1, 2007	**$ 98.3**
Additions based on tax positions related to the current year	**14.9**
Additions for tax positions of prior years	**7.5**
Reductions for tax positions of prior years	**(11.9)**
Reductions for tax positions due to statute of limitations	**(1.2)**
Settlements	**(11.4)**
Exchange	**2.4**
Balance at December 31, 2007	**$ 98.6**

Included in the balance at January 1, 2007 and December 31, 2007 are $45 million of tax positions that would not affect the annual effective tax rate.

The company recognizes both penalties and interest accrued related to unrecognized tax benefits in the company's provision for income taxes which is consistent with past practice. During the year ended December 31, 2007 the company accrued approximately $4 million in interest. The company had approximately $7 million for the payment of interest and penalties accrued at December 31, 2007 and 2006, respectively.

Income before income taxes consisted of:

MILLIONS	**2007**	2006	2005
Domestic	**$ 344.2**	$ 321.1	$ 278.8
Foreign	**272.1**	246.1	219.4
Total	**$ 616.3**	$ 567.2	$ 498.2

The provision for income taxes consisted of:

MILLIONS	**2007**	2006	2005
Federal and state	**$ 129.3**	$ 143.6	$ 121.4
Foreign	**57.3**	73.8	70.3
Total currently payable	**186.6**	217.4	191.7
Federal and state	**(2.6)**	(15.8)	(8.9)
Foreign	**5.1**	(3.0)	(4.1)
Total deferred	**2.5**	(18.8)	(13.0)
Provision for income taxes	**$ 189.1**	$ 198.6	$ 178.7

As of December 31, 2007, the company has federal net operating loss carryforwards, acquired with the Microtek acquisition, of approximately $60 million, which will be available to offset future taxable income. If not used, these carryforwards will expire between 2012 and 2027. The company also has various state net operating loss carryforwards, acquired with the Microtek acquisition, that expire from 2008 to 2027. The company has recorded a valuation allowance on the state net operating loss carryforwards because it is more likely than not that they will not be utilized.

The company's overall net deferred tax assets and deferred tax liabilities were comprised of the following:

DECEMBER 31 (MILLIONS)	**2007**	2006
Deferred tax assets		
Other accrued liabilities	**$ 70.3**	$ 57.0
Loss carryforwards	**33.9**	6.3
Share-based compensation	**49.5**	47.2
Postretirement healthcare and pension benefits	**3.9**	
Other comprehensive income	**127.5**	163.1
Other, net	**26.9**	36.5
Valuation allowance	**(4.1)**	(0.4)
Total	**307.9**	309.7
Deferred tax liabilities		
Postretirement health care and pension benefits		7.8
Property, plant and equipment basis differences	**39.6**	37.8
Intangible assets	**128.0**	95.5
Other, net	**6.0**	3.5
Total	**173.6**	144.6
Net deferred tax assets	**$ 134.3**	$165.1

A reconciliation of the statutory U.S. federal income tax rate to the company's effective income tax rate is as follows:

	2007	2006	2005
Statutory U.S. rate	**35.0%**	35.0%	35.0%
State income taxes, net of federal benefit	**2.1**	2.3	2.3
Foreign operations	**(3.2)**	(1.8)	(2.0)
Germany and United Kingdom tax rate changes	**(1.4)**		
Audit settlements/refunds	**(1.6)**		
Reinvested earnings in U.S. under the American Jobs Creation Act			0.6
Other, net	**(0.2)**	(0.5)	
Effective income tax rate	**30.7%**	35.0%	35.9%

Cash paid for income taxes was approximately $161 million in 2007, $182 million in 2006 and $165 million in 2005.

As of December 31, 2007, the company had undistributed earnings of international affiliates of approximately $696 million. These earnings are considered to be reinvested indefinitely or available for distribution with foreign tax credits available to offset the amount of applicable income tax and foreign withholding taxes that might be payable on earnings. It is impractical to determine the amount of incremental taxes that might arise if all undistributed earnings were distributed.

On October 22, 2004, the President signed the American Jobs Creation Act of 2004 (the "Act"). The Act provides a deduction for income from qualified domestic production activities, which will be phased in from 2005 through 2010. In return, the Act also provides for a two-year phase-out of the existing extra-territorial income exclusion (ETI) for foreign sales that was viewed to be inconsistent with international trade protocols by the European Union. Under the guidance in FASB Staff Position No. 109-1, *Application of FASB Statement No. 109, Accounting for Income Taxes, to the Tax Deduction on Qualified Production Activities Provided by the American Jobs Creation Act of 2004*, the deduction will be treated as a "special deduction" as described in SFAS 109. As such, the special deduction has no effect on deferred tax assets and liabilities existing at the enactment date. Rather, the impact of this deduction is reported in the period in which the deduction is claimed on the company's tax return. The company recorded a modest benefit in both 2006 and 2005 from this deduction. The Act also creates a temporary incentive for U.S. corporations to repatriate accumulated income earned abroad by providing an 85% dividends received deduction for certain dividends from controlled foreign corporations. In the fourth quarter of 2005 the company approved a plan for the reinvestment of foreign earnings in the U.S. pursuant to the provisions of the Act. The company repatriated $223 million of foreign earnings into the U.S. As a result of completing the repatriation, the company recorded tax expense of approximately $3.1 million, net of available foreign tax credits, in the fourth quarter of 2005.

12. RENTALS AND LEASES

The company leases sales and administrative office facilities, distribution center facilities, automobiles and other equipment under operating leases. Rental expense under all operating leases was approximately $120 million in 2007, $104 million in 2006 and $97 million in 2005. As of December 31, 2007, future minimum payments under operating leases with noncancelable terms in excess of one year were:

MILLIONS	
2008	$ 53
2009	41
2010	29
2011	18
2012	13
Thereafter	22
Total	$ 176

The company enters into operating leases for vehicles whose noncancelable terms are one year or less in duration with month-to-month renewal options. These leases have been excluded from the table above. The company estimates payments under such leases will approximate $54 million in 2008. These automobile leases have guaranteed residual values that have historically been satisfied primarily by the proceeds on the sale of the vehicles. No estimated losses have been recorded for these guarantees as the company believes, based upon the results of previous leasing arrangements, that the potential recovery of value from the vehicles when sold will be greater than the residual value guarantee.

13. RESEARCH EXPENDITURES

Research expenditures that related to the development of new products and processes, including significant improvements and refinements to existing products are expensed as incurred. Such costs were $82.6 million in 2007, $73.3 million in 2006 and $68.4 million in 2005.

14. COMMITMENTS AND CONTINGENCIES

The company is self-insured in North America for most workers compensation, general liability and automotive liability losses subject to per occurrence and aggregate annual liability limitations. The company is insured for losses in excess of these limitations. The company has recorded both a liability and an offsetting receivable for amounts in excess of these limitations. The company is self-insured for health care claims for eligible participating employees subject to certain deductibles and limitations. The company determines its liability for claims incurred but not reported on an actuarial basis. Outside of North America, the company is fully insured for losses, subject to annual deductibles.

The company and certain subsidiaries are party to various lawsuits, claims and environmental actions that have arisen in the ordinary course of business. These include antitrust, patent infringement, wage hour lawsuits and possible obligations to investigate and mitigate the effects on the environment of the disposal or release of certain chemical substances at various sites, such as Superfund sites and other operating or closed facilities.

In accordance with SFAS 5, *Accounting for Contingencies* ("SFAS 5") and related guidance, the company records liabilities where a contingent loss is probable and can be reasonably estimated. If the reasonable estimate of a probable loss is a range, the company records the most probable estimate of the loss or the minimum amount when no amount within the range is a better estimate than any other amount. The company discloses a contingent liability even if the liability is not probable or the amount is not estimable, or both, if there is a reasonable possibility that a material loss may have been incurred.

As previously disclosed, an arbitration decision in conjunction with a settlement was rendered on September 24, 2007 concerning two California class action lawsuits involving wage hour claims affecting former and current employees of the company's Pest Elimination Division. If upheld, the company will pay approximately $27.4 million plus post-award interest in settlement of the cases. The company continues to evaluate potential challenges to the arbitrator's decision and the settlement. The company has fully accrued for this award as of December 31, 2007.

One other wage hour lawsuit has been certified for class action status. The company has completed an analysis and established an accrual for this claim in accordance with SFAS 5. The company believes that there is not a reasonably possible risk of material loss related to this lawsuit.

The company is also currently participating in environmental assessments and remediation at a number of locations and environmental liabilities have been accrued reflecting management's best estimate of future costs. The company's reserve for environmental remediation costs was $4.0 million and $4.9 million at December 31, 2007 and 2006, respectively. Potential insurance reimbursements are not anticipated in the company's accruals for environmental liabilities.

While the final resolution of these contingencies could result in expenses different than current accruals, and therefore have an impact on the company's consolidated financial results in a future reporting period, management believes the ultimate outcome will not have a significant effect on the company's financial position. However, legal matters are subject to inherent uncertainties and there exists the possibility that the ultimate resolution of these matters could have a material adverse impact on the company's financial position, results of operations and cash flows in the period in which any such effect is recorded.

15. RETIREMENT PLANS

PENSION AND POSTRETIREMENT HEALTH CARE BENEFITS PLANS

The company has a noncontributory defined benefit pension plan covering most of its U.S. employees. Effective January 1, 2003, the U.S. pension plan was amended to provide a cash balance type pension benefit to employees hired on or after the effective date. For employees hired prior to January 1, 2003, plan benefits are based on years of service and highest average compensation for five consecutive years of employment. For employees hired after December 31, 2002, plan benefits are based on contribution credits equal to a fixed percentage of their current salary and interest credits. The company also has U.S. noncontributory non-qualified defined benefit plans, which provide for benefits to employees in excess of limits permitted under its U.S. pension plan. The measurement date used for determining the U.S. pension plan assets and obligations is December 31. Various international subsidiaries also have defined benefit pension plans. The measurement date used for determining the international pension plan assets and obligations is November 30, the fiscal year-end of the company's international affiliates. The information following includes all of the company's U.S. and international defined benefit pension plans.

The company provides postretirement health care benefits to certain U.S. employees. The plan is contributory based on years of service and family status, with retiree contributions adjusted annually. The measurement date used to determine the U.S. postretirement healthcare plan assets and obligations is December 31. Certain employees outside the U.S. are covered under government-sponsored programs, which are not required to be fully funded. The expense and obligation for providing international postretirement healthcare benefits is not significant.

Effective December 31, 2006, the company prospectively adopted SFAS 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans - An Amendment of FASB Statements No. 87, 88, 106 and 132(R)* ("SFAS 158"). As a result of the adoption of SFAS 158, the company recorded a cumulative effect adjustment as a component of other comprehensive income within shareholders' equity. The company's disclosures reflect the revised accounting and disclosure requirements of SFAS 158.

The following table sets forth information related to the company's plans:

	U.S. PENSION[a]		INTERNATIONAL PENSION		U.S. POSTRETIREMENT HEALTH CARE	
MILLIONS	**2007**	2006	**2007**	2006	**2007**	2006
Change in Benefit Obligation						
Projected benefit obligation, beginning of year	**$ 833.8**	$ 785.7	**$ 477.9**	$ 402.3	**$ 169.4**	$ 165.4
Service cost	**43.2**	40.6	**20.3**	18.9	**2.6**	3.1
Interest	**47.5**	43.6	**22.4**	19.0	**9.6**	9.0
Participant contributions			**2.5**	2.3	**3.0**	2.7
Medicare subsidies received					**0.4**	
Curtailments and settlements			**(2.3)**			
Plan amendments	**0.2**	1.2	**0.1**	(2.2)		0.1
Actuarial loss (gain)	**(17.7)**	(15.1)	**(36.1)**	8.4	**(7.6)**	1.2
Benefits paid	**(24.3)**	(22.2)	**(19.6)**	(19.6)	**(12.5)**	(12.2)
Foreign currency translation			**40.8**	48.8		
Projected benefit obligation, end of year	**$ 882.7**	$ 833.8	**$ 506.0**	$ 477.9	**$ 164.9**	$ 169.3
Change in Plan Assets						
Fair value of plan assets, beginning of year	**$ 793.4**	$ 679.2	**$ 269.6**	$ 220.1	**$ 30.2**	$ 25.2
Actual gains on plan assets	**40.6**	90.0	**6.9**	22.2	**1.6**	3.6
Company contributions	**2.1**	46.4	**29.6**	18.9	**9.0**	12.2
Participant contributions			**2.5**	2.3	**1.3**	1.4
Settlements			**(0.1)**	(0.3)		
Benefits paid	**(24.3)**	(22.2)	**(19.6)**	(19.6)	**(12.5)**	(12.2)
Foreign currency translation			**22.4**	26.0		
Fair value of plan assets, end of year	**$ 811.8**	$ 793.4	**$ 311.3**	$ 269.6	**$ 29.6**	$ 30.2
Funded status, end of year	**$ (70.9)**	$ (40.4)	**$ (194.7)**	$ (208.3)	**$ (135.3)**	$ (139.1)
The company's balance sheet consists of:						
Other assets		$ 13.6	**$ 23.2**	$ 24.0		
Other current liabilities	**$ (5.7)**	(3.4)	**(7.6)**	(6.5)	**$ (1.2)**	$ (1.1)
Post retirement healthcare and pension benefits	**(65.2)**	(50.6)	**(210.3)**	(225.8)	**(134.1)**	(138.0)
Accumulated other comprehensive loss (pre-tax)	**187.8**	195.1	**60.0**	87.0	**23.3**	31.0
Total amount reflected on the balance sheet	**$ 116.9**	$ 154.7	**$ (134.7)**	$ (121.3)	**$ (112.0)**	$ (108.1)
Accumulated other comprehensive loss as of year-end consists of:						
Unrecognized net actuarial loss	**$ 183.4**	$ 188.9	**$ 60.5**	$ 87.3	**$ 36.3**	$ 50.4
Unrecognized net prior service costs (benefits)	**4.4**	6.2	**(0.5)**	(0.3)	**(13.0)**	(19.4)
Tax benefit	**(72.8)**	(75.6)	**(21.3)**	(29.7)	**(14.3)**	(12.0)
Accumulated other comprehensive loss, net of tax	**$ 115.0**	$ 119.5	**$ 38.7**	$ 57.3	**$ 9.0**	$ 19.0
Change in accumulated other comprehensive loss:						
Amortization of net actuarial loss	**$ (13.0)**		**$ (5.7)**		**$ (7.4)**	
Amortization of prior service benefits (costs)	**(2.0)**		**(0.3)**		**6.4**	
Current period net actuarial loss (gain)	**7.5**		**(26.8)**		**(6.7)**	
Current period prior service cost	**0.2**		**0.1**			
Tax expense (benefit)	**2.8**		**11.7**		**(2.3)**	
Foreign currency translation			**2.4**			
Other comprehensive loss (income)	**$ (4.5)**		**$ (18.6)**		**$ (10.0)**	
Accumulated Benefit Obligation, end of year	**$ 718.2**	$ 687.7	**$ 465.1**	$ 432.4	**$ 164.9**	$ 169.4

(a) Includes qualified and non-qualified plans

Estimated amounts in accumulated other comprehensive income expected to be reclassified to net period cost during 2008 are as follows:

MILLIONS	U.S. PENSION [a]	INTERNATIONAL PENSION	U.S. POSTRETIREMENT HEALTH CARE
Net actuarial losses	$ 9.0	$ 1.1	$ 4.7
Net prior service costs/(benefits)	1.2	0.2	(6.4)
Total	$ 10.2	$ 1.3	$ (1.7)

(a) Includes qualified and non-qualified plans.

The aggregate projected benefit obligation, accumulated benefit obligation and fair value of plan assets for those U.S. nonqualified plans and international plans with accumulated benefit obligations in excess of plan assets were as follows:

DECEMBER 31 (MILLIONS)	**2007**	2006
Aggregate projected benefit obligation	**$356.9**	$414.7
Accumulated benefit obligation	**322.8**	364.0
Fair value of plan assets	**95.7**	138.5

These plans relate to various international subsidiaries and the U.S. nonqualified plans and are funded consistent with local practices and requirements. As of December 31, 2007, there were approximately $24 million of future postretirement benefits covered by insurance contracts.

PLAN ASSETS

UNITED STATES

The company's plan asset allocations for its U.S. defined benefit pension and postretirement health care benefits plans at December 31, 2007 and 2006 and target allocation for 2008 are as follows:

ASSET CATEGORY	2008 TARGET ASSET ALLOCATION PERCENTAGE	PERCENTAGE OF PLAN ASSETS	
		2007	2006
Large cap equity	43%	**42%**	43%
Small cap equity	12	**11**	12
International equity	15	**15**	16
Fixed income	25	**26**	24
Real estate	5	**6**	5
Total	100%	**100%**	100%

The company's U.S. investment strategy and policies are designed to maximize the possibility of having sufficient funds to meet the long-term liabilities of the pension fund, while achieving a balance between the goals of asset growth of the plan and keeping risk at a reasonable level. Current income is not a key goal of the plan. The pension plan demographic characteristics generally reflect a younger plan population relative to an average pension plan. Therefore, the asset allocation position reflects the ability and willingness to accept relatively more short-term variability in the performance of the pension plan portfolio in exchange for the expectation of better long-term returns, lower pension costs and better funded status in the long run.

Since diversification is widely recognized as important to reduce unnecessary risk, the pension fund is diversified across a number of asset classes and securities. Selected individual portfolios within the asset classes may be undiversified while maintaining the diversified nature of total plan assets. The company's U.S. investment policies prohibit investing in letter stock, warrants and options, and engaging in short sales, margin transactions, private placements, or other specialized investment activities. The use of derivatives is also prohibited for the purpose of speculation, circumventing the investment guidelines or taking risks that are inconsistent with the fund's guidelines.

INTERNATIONAL

The company's plan asset allocations for its international defined benefit pension plans at December 31, 2007 and 2006 are as follows:

ASSET CATEGORY	PERCENTAGE OF PLAN ASSETS	
	2007	2006
Equity securities	**42%**	40%
Fixed income	**40**	46
Real estate	**3**	5
Other	**15**	9
Total	**100%**	100%

Assets of funded retirement plans outside the U.S. are managed in each local jurisdiction and asset allocation strategy is set in accordance with local rules, regulations and practice. Therefore, no target asset allocation for 2008 is presented. The funds are invested in a variety of stocks, fixed income and real estate investments and in some cases, the assets are managed by insurance companies which may offer a guaranteed rate of return.

NET PERIODIC BENEFIT COSTS

Pension and postretirement health care benefits expense for the company's operations was:

MILLIONS	U.S. PENSION[a]			INTERNATIONAL PENSION			U.S. POSTRETIREMENT HEALTH CARE		
	2007	2006	2005	**2007**	2006	2005	**2007**	2006	2005
Service cost - employee benefits earned during the year	**$ 43.2**	$ 40.6	$ 40.6	**$ 20.3**	$ 18.9	$ 15.0	**$ 2.6**	$ 3.1	$ 3.1
Interest cost on benefit obligation	**47.5**	43.6	40.2	**22.4**	19.0	18.3	**9.6**	9.0	8.9
Expected return on plan assets	**(65.8)**	(62.1)	(53.1)	**(16.1)**	(13.1)	(11.8)	**(2.5)**	(2.5)	(1.8)
Recognition of net actuarial loss	**13.0**	16.6	11.2	**3.2**	3.1	1.6	**7.3**	8.3	5.7
Amortization of prior service cost (benefit)	**2.0**	2.0	1.9	**0.2**		0.2	**(6.4)**	(6.4)	(5.7)
Amortization of net transition obligation (asset)			(0.7)			0.3			
Curtailment loss (gain)				**0.4**	(0.2)				
Total expense	**$ 39.9**	$ 40.7	$ 40.1	**$ 30.4**	$ 27.7	$ 23.6	**$ 10.6**	$ 11.5	$ 10.2

(a) Includes qualified and non-qualified plans

PLAN ASSUMPTIONS

	U.S. PENSION[a]			INTERNATIONAL PENSION			U.S. POSTRETIREMENT HEALTH CARE		
	2007	2006	2005	**2007**	2006	2005	**2007**	2006	2005
Weighted-average actuarial assumptions used to determine benefit obligations as of December 31:									
Discount rate	**5.99%**	5.79%	5.57%	**5.34%**	4.65%	4.54%	**5.99%**	5.79%	5.57%
Projected salary increase	**4.32**	4.32	4.30	**3.25**	3.27	3.15			
Weighted-average actuarial assumptions used to determine net cost:									
Discount rate	**5.79**	5.57	5.75	**4.64**	4.56	5.18	**5.79**	5.57	5.75
Expected return on plan assets	**8.75**	8.75	8.75	**5.87**	5.80	5.68	**8.75%**	8.75%	8.75%
Projected salary increase	**4.32%**	4.30%	4.30%	**3.32%**	3.21%	3.12%			

(a) Includes qualified and non-qualified plans

The expected long-term rate of return is generally based on the pension plan's asset mix. Assumptions of returns are based on historical long-term returns on asset categories, expectations for inflation, and estimates of the impact of active management of the assets.

For postretirement benefit measurement purposes as of December 31, 2007, 9% (for pre-age 65 retirees) and 10% (for post-age 65 retirees) annual rates of increase in the per capita cost of covered health care were assumed. The rates were assumed to decrease by 1% each year until they reach 5% in 2012 for pre-age 65 retirees and 5% in 2013 for post-age 65 retirees and remain at those levels thereafter. Health care costs which are eligible for subsidy by the company are limited to a maximum 4% annual increase beginning in 1996 for certain employees.

Assumed health care cost trend rates have a significant effect on the amounts reported for the company's U.S. postretirement health care benefits plan. A one-percentage point change in the assumed health care cost trend rates would have the following effects:

MILLIONS	1-PERCENTAGE POINT INCREASE	1-PERCENTAGE POINT DECREASE
Effect on total of service and interest cost components	$ 0.5	$ (0.5)
Effect on postretirement benefit obligation	8.2	(7.4)

AMENDMENTS

During 2004, the American Jobs Creation Act of 2004 (the "Act") added a new Section 409A to the Internal Revenue Code (the "Code") which significantly changed the federal tax law applicable to amounts deferred after December 31, 2004 under nonqualified deferred compensation plans. In response to this, the company amended the "Non-Employee Director Stock Option and Deferred Compensation Plan ("Director Plan") and the Mirror Savings Plan in December 2004. The amendments (1) allow compensation that was "deferred" (as defined by the Act) prior to January 1, 2005 to qualify for "grandfathered" status and to continue to be governed by the law applicable to nonqualified deferred compensation prior to the addition of Internal Revenue Code Section 409A by the Act, and (2) cause deferred compensation that is deferred after December 31, 2004 to be in compliance with the requirements of Code Section 409A. For amounts deferred after December 31, 2004, the amendments generally (1) require that such amounts be distributed as a single lump sum payment as soon as practicable after the participant has had a separation of service, with the exception of payments to "key employees" (as defined by the Act) which lump sum payments are required to be held for 6 months after their separation from service, and (2) prohibit the acceleration of distribution of such amounts except for an unforeseeable emergency (as defined by the Act).

Additionally, in December 2004 the company amended the Supplemental Executive Retirement Plan ("SERP") and the Mirror Pension Plan to (1) allow amounts deferred prior to January 1, 2005 to qualify for "grandfathered" status and to continue to be governed by the law applicable to nonqualified deferred compensation prior to the Act, and (2) temporarily freeze benefits as of December 31, 2004 due to the uncertainty regarding the effect of the Act on such benefits. The Secretary of Treasury and the Internal Revenue Service issued final regulations with respect to the provisions of the Act in April 2007 and final amendments to comply with the Act are required by the end of 2008. The company currently intends to rescind the freeze, based on the issued regulations to ensure compliance for post-2004 benefit accruals.

CASH FLOWS

As of year-end 2007, the company's estimate of benefits expected to be paid in each of the next five fiscal years, and in the aggregate for the five fiscal years thereafter for the company's pension and postretirement health care benefit plans are as follows:

MILLIONS	ALL PLANS	MEDICARE SUBSIDY RECEIPTS
2008	$ 64	$ 1
2009	66	1
2010	68	1
2011	73	1
2012	83	2
2013-2017	494	11

The company's funding policy for the U.S. pension plan is to achieve and maintain a return on assets that meets the long-term funding requirements identified by the projections of the pension plan's actuaries while simultaneously satisfying the fiduciary responsibilities prescribed in ERISA. The company also takes into consideration the tax deductibility of contributions to the benefit plans. The company is not required to make any contributions to the U.S. pension and postretirement health care benefit plans in 2008 and has not yet determined if it will do so. The company estimates contributions to be made to the international plans will approximate $20 million to $30 million in 2008.

The company is not aware of any expected refunds of plan assets within the next 12 months from any of its existing U.S. or international pension or postretirement benefit plans.

SAVINGS PLAN AND ESOP

The company provides a 401(k) savings plan for substantially all U.S. employees. Employee before-tax contributions of up to 3% of eligible compensation are matched 100% by the company and employee before-tax contributions between 3% and 5% of eligible compensation are matched 50% by the company. The company's matching contributions are invested in Ecolab common stock and are 100% vested immediately. Effective January 1, 2006, the plan was amended to allow employees to immediately re-allocate company matching contributions in Ecolab common stock to other investment funds within the plan. The company's contributions amounted to $20.3 million in 2007, $18.9 million in 2006 and $17.4 million in 2005.

16. OPERATING SEGMENTS

The company's thirteen operating segments have been aggregated into three reportable segments.

The "U.S. Cleaning & Sanitizing" reportable segment provides cleaning and sanitizing products to U.S. markets through its Institutional, Food & Beverage, Kay, Textile Care, Healthcare, Vehicle Care and Water Care Services operating segments. These operating segments exhibit similar products, manufacturing processes, customers, distribution methods and economic characteristics.

The "U.S. Other Services" reportable segment includes all other U.S. operations of the company. This segment provides pest elimination and kitchen equipment repair and maintenance through its Pest Elimination and GCS Service operating segments. These two operating segments are primarily fee for service businesses. Since the primary focus of these segments is service, they have not been combined with the company's "U.S. Cleaning & Sanitizing" reportable segment. These operating segments are combined and disclosed as an "all other" category in accordance with SFAS 131. Total service revenue for this segment was $371 million, $334 million and $300 million for 2007, 2006 and 2005, respectively.

The company's "International" reportable segment includes four operating segments; Europe/Middle East/Africa (EMEA), Asia Pacific, Latin America and Canada. These segments provide cleaning and sanitizing products as well as pest elimination service. International operations are managed by geographic region and exhibit similar products, manufacturing processes, customers, distribution methods and economic characteristics. Total service revenue, at public rates, for international pest elimination was $193 million, $175 million and $168 million for 2007, 2006 and 2005, respectively.

Information on the types of products and services of each of the company's operating segments is included in Item 1(c) Narrative Description of Business of our Form 10-K for the year ended December 31, 2007.

The company evaluates the performance of its International operations based on fixed management currency exchange rates. The difference between the fixed management currency exchange rates and the actual currency exchange rates is reported as "foreign currency translation" in operating segment reporting. All other accounting policies of the reportable segments are consistent with accounting principles generally accepted in the United States of America and the accounting policies of the company described in Note 2 of these notes to consolidated financial statements. The profitability of the company's operating segments is evaluated by management based on operating income.

Financial information for each of the company's reportable segments is as follows:

MILLIONS	U.S. CLEANING & SANITIZING	U.S. OTHER SERVICES	TOTAL U.S.	INTERNATIONAL	FOREIGN CURRENCY TRANSLATION	CORPORATE	CONSOLIDATED
NET SALES							
2007	**$ 2,351.4**	**$ 449.9**	**$ 2,801.3**	**$ 2,521.8**	**$ 146.5**		**$ 5,469.6**
2006	2,152.3	410.5	2,562.8	2,372.3	(39.3)		4,895.8
2005	1,952.2	375.2	2,327.4	2,244.6	(37.2)		4,534.8
OPERATING INCOME (LOSS)							
2007	**394.0**	**40.7**	**434.7**	**253.0**	**20.0**	**$ (40.4)**	**667.3**
2006	329.2	38.9	368.1	247.0	(3.5)		611.6
2005	280.0	36.0	316.0	230.5	(4.1)		542.4
DEPRECIATION & AMORTIZATION							
2007	**153.4**	**6.1**	**159.5**	**123.0**	**9.4**		**291.9**
2006	139.7	6.4	146.1	121.6	0.9		268.6
2005	130.3	5.5	135.8	117.1	4.0		256.9
TOTAL ASSETS							
2007	**1,652.4**	**197.6**	**1,850.0**	**2,416.6**	**279.2**	**177.0**	**4,722.8**
2006	1,301.9	175.0	1,476.9	2,341.4	67.6	533.5	4,419.4
CAPITAL EXPENDITURES (INCLUDING CAPITALIZED SOFTWARE)							
2007	**216.5**	**11.8**	**228.3**	**127.8**	**5.4**		**361.5**
2006	188.4	14.7	203.1	120.1	(2.2)		321.0
2005	159.2	7.2	166.4	115.0	(1.7)		279.7

Consistent with the company's internal management reporting, corporate operating income (loss) for 2007 includes $19.7 million of special gains and charges included on the Consolidated Statement of Income as well as investments the company is making in business systems and the company's business structure. Corporate assets are principally cash and cash equivalents and deferred taxes.

The company has two classes of products within its U.S. Cleaning & Sanitizing and International operations which comprise 10% or more of consolidated net sales. Sales of warewashing products were approximately 22%, 21% and 21% of consolidated net sales in 2007, 2006 and 2005, respectively. Sales of laundry products were approximately 10%, 10% and 11% of consolidated net sales in 2007, 2006 and 2005, respectively.

Property, plant and equipment, net, of the company's U.S. and International operations were as follows:

DECEMBER 31 (MILLIONS)	**2007**	2006
United States	**$ 685.6**	$ 599.2
International	**358.6**	344.7
Effect of foreign currency translation	**39.2**	7.7
Consolidated	**$ 1,083.4**	$ 951.6

17. QUARTERLY FINANCIAL DATA (UNAUDITED)

MILLIONS, EXCEPT PER SHARE	FIRST QUARTER	SECOND QUARTER	THIRD QUARTER	FOURTH QUARTER	YEAR
2007					
Net sales					
United States Cleaning & Sanitizing	**$ 568.2**	**$ 589.3**	**$ 604.5**	**$ 589.4**	**$ 2,351.4**
United States Other Services	**102.1**	**113.7**	**119.3**	**114.8**	**449.9**
International	**573.3**	**633.2**	**650.5**	**664.8**	**2,521.8**
Effect of foreign currency translation	**10.6**	**26.2**	**38.9**	**70.8**	**146.5**
Total	**1,254.2**	**1,362.4**	**1,413.2**	**1,439.8**	**5,469.6**
Cost of sales	**615.7**	**669.5**	**690.1**	**716.4**	**2,691.7**
Selling, general and administrative expenses	**490.1**	**519.9**	**523.7**	**557.2**	**2,090.9**
Special gains and charges	**-**	**-**	**27.8**	**(8.1)**	**19.7**
Operating income					
United States Cleaning & Sanitizing	**99.2**	**99.8**	**111.5**	**83.5**	**394.0**
United States Other Services	**9.3**	**11.0**	**12.9**	**7.5**	**40.7**
International	**41.6**	**63.3**	**75.6**	**72.5**	**253.0**
Corporate	**(2.2)**	**(4.3)**	**(34.2)**	**0.3**	**(40.4)**
Effect of foreign currency translation	**0.5**	**3.2**	**5.8**	**10.5**	**20.0**
Total	**148.4**	**173.0**	**171.6**	**174.3**	**667.3**
Interest expense, net	**11.7**	**13.4**	**12.8**	**13.1**	**51.0**
Income before income taxes	**136.7**	**159.6**	**158.8**	**161.2**	**616.3**
Provision for income taxes	**47.2**	**49.3**	**44.8**	**47.8**	**189.1**
Net income	**$ 89.5**	**$ 110.3**	**$ 114.0**	**$ 113.4**	**$ 427.2**
Net income per common share					
Basic	**$ 0.36**	**$ 0.45**	**$ 0.46**	**$ 0.46**	**$ 1.73**
Diluted	**$ 0.35**	**$ 0.44**	**$ 0.46**	**$ 0.45**	**$ 1.70**
Weighted-average common shares outstanding					
Basic	**249.7**	**246.0**	**245.2**	**246.3**	**246.8**
Diluted	**254.5**	**250.7**	**249.7**	**251.3**	**251.8**
2006					
Net sales					
United States Cleaning & Sanitizing	$ 513.5	$ 544.4	$ 561.7	$ 532.7	$ 2,152.3
United States Other Services	93.2	105.0	108.3	104.0	410.5
International	535.3	589.3	612.6	635.1	2,372.3
Effect of foreign currency translation	(21.9)	(12.8)	(3.8)	(0.8)	(39.3)
Total	1,120.1	1,225.9	1,278.8	1,271.0	4,895.8
Cost of sales	552.5	608.0	625.5	630.1	2,416.1
Selling, general and administrative expenses	436.2	464.7	471.9	495.3	1,868.1
Operating income					
United States Cleaning & Sanitizing	79.5	86.1	99.0	64.6	329.2
United States Other Services	8.0	10.6	12.5	7.8	38.9
International	45.3	58.6	69.6	73.5	247.0
Effect of foreign currency translation	(1.4)	(2.1)	0.3	(0.3)	(3.5)
Total	131.4	153.2	181.4	145.6	611.6
Interest expense, net	10.3	11.0	11.3	11.8	44.4
Income before income taxes	121.1	142.2	170.1	133.8	567.2
Provision for income taxes	43.2	49.0	59.8	46.6	198.6
Net income	$ 77.9	$ 93.2	$ 110.3	$ 87.2	$ 368.6
Net income per common share					
Basic	$ 0.31	$ 0.37	$ 0.44	$ 0.35	$ 1.46
Diluted	$ 0.30	$ 0.36	$ 0.43	$ 0.34	$ 1.43
Weighted-average common shares outstanding					
Basic	253.5	252.2	251.6	251.3	252.1
Diluted	258.1	256.7	256.7	256.6	257.1

Per share amounts do not necessarily sum due to changes in the calculation of shares outstanding for each discrete period and rounding.

REPORTS OF MANAGEMENT

To our Shareholders:

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS

Management is responsible for the integrity and objectivity of the consolidated financial statements. The statements have been prepared in accordance with accounting principles generally accepted in the United States of America and, accordingly, include certain amounts based on management's best estimates and judgments.

The Board of Directors, acting through its Audit Committee composed solely of independent directors, is responsible for determining that management fulfills its responsibilities in the preparation of financial statements and maintains financial control of operations. The Audit Committee recommends to the Board of Directors the appointment of the company's independent registered public accounting firm, subject to ratification by the shareholders. It meets regularly with management, the internal auditors and the independent registered public accounting firm.

The independent registered public accounting firm has audited the consolidated financial statements included in this annual report and have expressed their opinion regarding whether these consolidated financial statements present fairly in all material respects our financial position and results of operation and cash flows as stated in their report presented separately herein.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Under the supervision and with the participation of management, including the principal executive officer and principal financial officer, an evaluation of the design and operating effectiveness of internal control over financial reporting was conducted based on the framework in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the evaluation under the framework in *Internal Control - Integrated Framework*, management concluded that internal control over financial reporting was effective as of December 31, 2007.

The company's independent registered public accounting firm, PricewaterhouseCoopers LLP, has audited the effectiveness of the company's internal control over financial reporting as of December 31, 2007 as stated in their report which is included herein.



Douglas M. Baker, Jr.
Chairman of the Board, President and Chief Executive Officer



Steven L. Fritze
Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Directors of Ecolab Inc.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, comprehensive income and shareholders' equity and of cash flows present fairly, in all material respects, the financial position of Ecolab Inc. and its subsidiaries at December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As discussed in Note 15 and Note 2 to the consolidated financial statements, Ecolab Inc. changed the manner in which it accounts for defined benefit pension and other postretirement plans effective December 31, 2006 and changed its method of accounting for uncertain income tax positions effective January 1, 2007.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Minneapolis, Minnesota
February 22, 2008

SUMMARY OPERATING AND FINANCIAL DATA

DECEMBER 31 (MILLIONS, EXCEPT PER SHARE AND EMPLOYEES)	2007	2006	2005	2004
OPERATIONS				
Net sales				
United States	$ 2,801.3	$ 2,562.8	$ 2,327.4	$ 2,135.7
International (at average rates of currency exchange during the year)	2,668.3	2,333.0	2,207.4	2,049.3
Total	5,469.6	4,895.8	4,534.8	4,185.0
Cost of sales (including special charges (income) of $(0.1) in 2004, $(0.1) in 2003, $9.0 in 2002, $(0.6) in 2001 and $1.9 in 2000)	2,691.7	2,416.1	2,248.8	2,033.5
Selling, general and administrative expenses	2,090.9	1,868.1	1,743.6	1,657.1
Special gains and charges	19.7			4.5
Operating income	667.3	611.6	542.4	489.9
Gain on sale of equity investment				
Interest expense, net	51.0	44.4	44.2	45.3
Income from continuing operations before income taxes, equity earnings and changes in accounting principle	616.3	567.2	498.2	444.6
Provision for income taxes	189.1	198.6	178.7	161.9
Equity in earnings of Henkel-Ecolab				
Income from continuing operations	427.2	368.6	319.5	282.7
Gain from discontinued operations				
Changes in accounting principle				
Net income, as reported	427.2	368.6	319.5	282.7
Adjustments				
Adjusted net income	$ 427.2	$ 368.6	$ 319.5	$ 282.7
Income per common share, as reported				
Basic - continuing operations	$ 1.73	$ 1.46	$ 1.25	$ 1.10
Basic - net income	1.73	1.46	1.25	1.10
Diluted - continuing operations	1.70	1.43	1.23	1.09
Diluted - net income	1.70	1.43	1.23	1.09
Adjusted income per common share				
Basic - continuing operations	1.73	1.46	1.25	1.10
Basic - net income	1.73	1.46	1.25	1.10
Diluted - continuing operations	1.70	1.43	1.23	1.09
Diluted - net income	$ 1.70	$ 1.43	$ 1.23	$ 1.09
Weighted-average common shares outstanding - basic	246.8	252.1	255.7	257.6
Weighted-average common shares outstanding - diluted	251.8	257.1	260.1	260.4
SELECTED INCOME STATEMENT RATIOS				
Gross profit	50.8%	50.7%	50.4%	51.4%
Selling, general and administrative expenses	38.2	38.2	38.4	39.6
Operating income	12.2	12.5	12.0	11.7
Income from continuing operations before income taxes	11.3	11.6	11.0	10.6
Income from continuing operations	7.8	7.5	7.0	6.8
Effective income tax rate	30.7%	35.0%	35.9%	36.4%
FINANCIAL POSITION				
Current assets	$ 1,717.3	$ 1,853.6	$ 1,421.7	$ 1,279.1
Property, plant and equipment, net	1,083.4	951.6	868.0	867.0
Investment in Henkel-Ecolab				
Goodwill, intangible and other assets	1,922.1	1,614.2	1,506.9	1,570.1
Total assets	$ 4,722.8	$ 4,419.4	$ 3,796.6	$ 3,716.2
Current liabilities	$ 1,518.3	$ 1,502.8	$ 1,119.4	$ 939.6
Long-term debt	599.9	557.1	519.4	645.5
Postretirement health care and pension benefits	418.5	420.2	302.0	270.9
Other liabilities	250.4	259.1	206.6	262.1
Shareholders' equity	1,935.7	1,680.2	1,649.2	1,598.1
Total liabilities and shareholders' equity	$ 4,722.8	$ 4,419.4	$ 3,796.6	$ 3,716.2
SELECTED CASH FLOW INFORMATION				
Cash provided by operating activities	$ 797.6	$ 627.6	$ 590.1	$ 570.9
Depreciation and amortization	291.9	268.6	256.9	247.0
Capital expenditures	306.5	287.9	268.8	275.9
Cash dividends declared per common share	$ 0.4750	$ 0.4150	$ 0.3625	$ 0.3275
SELECTED FINANCIAL MEASURES/OTHER				
Total debt	$ 1,003.4	$ 1,066.1	$ 746.3	$ 701.6
Total debt to capitalization	34.1%	38.8%	31.2%	30.5%
Book value per common share	$ 7.84	$ 6.69	$ 6.49	$ 6.21
Return on beginning equity	25.4%	22.4%	20.0%	21.4%
Dividends per share/diluted net income per common share	27.9%	29.0%	29.5%	30.0%
Net interest coverage	13.1	13.8	12.3	10.8
Year end market capitalization	$ 12,639.9	$ 11,360.4	$ 9,217.8	$ 9,047.5
Annual common stock price range	$ 52.78-37.01	$ 46.40-33.64	$ 37.15-30.68	$ 35.59-26.12
Number of employees	26,052	23,130	22,404	21,338

Property, plant and equipment amounts for the years 2005 through 1997 have been restated to include capital software which was previously classified in other assets. Results for 2004 through 1997 have been restated to reflect the effect of retroactive application of SFAS 123R, "Share-Based Payment". The former Henkel-Ecolab joint venture is included as a consolidated subsidiary effective November 30, 2001. Adjusted results for 1997 through 2001 reflect the pro forma effect of the discontinuance of the amortization of goodwill as if SFAS 142 had been in effect since January 1, 1997. All per share, shares outstanding and market price data reflect the two-for-one stock splits declared in 2003 and 1997. Return on beginning equity is net income divided by beginning shareholders' equity.

2003	2002	2001	2000	1999	1998	1997
$ 2,014.8	$ 1,923.5	$ 1,821.9	$ 1,746.7	$ 1,605.4	$ 1,429.7	$ 1,251.5
1,747.0	1,480.1	498.8	484.0	444.4	431.4	364.5
3,761.8	3,403.6	2,320.7	2,230.7	2,049.8	1,861.1	1,616.0
1,846.6	1,688.7	1,121.1	1,056.9	963.9	875.1	745.4
1,459.8	1,304.3	898.2	864.1	804.4	730.2	655.7
0.4	37.0	0.8	(20.7)			
455.0	373.6	300.6	330.4	281.5	255.8	214.9
11.1						
45.3	43.9	28.4	24.6	22.7	21.7	12.7
420.8	329.7	272.2	305.8	258.8	234.1	202.2
160.2	131.3	110.5	124.4	106.4	99.3	83.9
		15.8	19.5	18.3	16.0	13.5
260.6	198.4	177.5	200.9	170.7	150.8	131.8
	1.9				38.0	
	(4.0)		(2.5)			
260.6	196.3	177.5	198.4	170.7	188.8	131.8
		18.5	17.8	16.6	14.9	11.2
$ 260.6	$ 196.3	$ 196.0	$ 216.2	$ 187.3	$ 203.7	$ 143.0
$ 1.00	$ 0.77	$ 0.70	$ 0.79	$ 0.66	$ 0.58	$ 0.51
1.00	0.76	0.70	0.78	0.66	0.73	0.51
0.99	0.76	0.68	0.76	0.63	0.56	0.49
0.99	0.75	0.68	0.75	0.63	0.70	0.49
1.00	0.77	0.77	0.86	0.72	0.64	0.55
1.00	0.76	0.77	0.85	0.72	0.79	0.55
0.99	0.76	0.75	0.83	0.70	0.62	0.53
$ 0.99	$ 0.75	$ 0.75	$ 0.82	$ 0.70	$ 0.76	$ 0.53
259.5	258.2	254.8	255.5	259.1	258.3	258.9
262.7	261.6	259.9	263.9	268.8	268.1	267.6
50.9%	50.4%	51.7%	52.6%	53.0%	53.0%	53.9%
38.8	38.3	38.7	38.7	39.2	39.2	40.6
12.1	11.0	13.0	14.8	13.7	13.7	13.3
11.2	9.7	11.7	13.7	12.6	12.6	12.5
6.9	5.8	7.7	9.0	8.3	8.1	8.2
38.1%	39.8%	40.6%	40.7%	41.1%	42.4%	41.5%
$ 1,150.3	$ 1,015.9	$ 929.6	$ 600.6	$ 577.3	$ 503.5	$ 509.5
769.1	716.1	668.4	512.6	454.4	423.9	400.5
			199.6	219.0	253.7	239.9
1,309.5	1,133.9	943.4	411.9	342.0	293.5	267.8
$ 3,228.9	$ 2,865.9	$ 2,541.4	$ 1,724.7	$ 1,592.7	$ 1,474.6	$ 1,417.7
$ 851.9	$ 853.8	$ 828.0	$ 532.0	$ 470.7	$ 399.8	$ 404.5
604.4	539.7	512.3	234.4	169.0	227.0	259.4
249.9	207.6	183.3	117.8	97.5	85.8	76.1
201.6	145.0	121.1	72.8	86.7	67.8	124.6
1,321.1	1,119.8	896.7	767.7	768.8	694.2	553.1
$ 3,228.9	$ 2,865.9	$ 2,541.4	$ 1,724.7	$ 1,592.7	$ 1,474.6	$ 1,417.7
$ 523.9	$ 412.7	$ 358.5	$ 309.8	$ 290.1	$ 233.7	$ 234.1
228.1	220.6	158.8	143.2	129.2	117.6	97.5
212.0	212.8	157.9	150.0	145.6	147.7	121.7
$ 0.2975	$ 0.2750	$ 0.2625	$ 0.2450	$ 0.2175	$ 0.1950	$ 0.1675
$ 674.6	$ 699.8	$ 745.7	$ 371.0	$ 281.1	$ 295.0	$ 308.3
33.8%	38.5%	45.4%	32.6%	26.8%	29.8%	35.8%
$ 5.13	$ 4.31	$ 3.51	$ 3.02	$ 2.97	$ 2.68	$ 2.14
23.3%	21.9%	23.1%	25.8%	24.6%	34.1%	25.3%
30.1%	36.7%	38.6%	32.7%	34.5%	27.9%	34.2%
10.0	8.5	10.6	13.4	12.4	11.8	17.0
$ 7,045.5	$ 6,432.0	$ 5,148.0	$ 5,492.1	$ 5,063.4	$ 4,685.5	$ 3,579.2
$ 27.92-23.08	$ 25.20-18.27	$ 22.10-14.25	$ 22.85-14.00	$ 22.22-15.85	$ 19.00-13.07	$ 14.00-9.07
20,826	20,417	19,326	14,250	12,870	12,007	10,210

INVESTOR INFORMATION

ANNUAL MEETING

Ecolab's annual meeting of stockholders will be held on Friday, May 2, 2008, at 10 a.m. in the McKnight Theatre of The Ordway Center for The Performing Arts, 345 Washington St., St. Paul, MN 55102.

COMMON STOCK

Stock trading symbol ECL. Ecolab common stock is listed and traded on the New York Stock Exchange (NYSE). Ecolab shares are also traded on an unlisted basis on certain other exchanges. Options are traded on the NYSE.

Ecolab common stock is included in the Specialty Chemicals sub-industry under the Materials sector of the Standard & Poor's Global Industry Classification Standard.

As of January 31, 2008, Ecolab had 5,167 shareholders of record. The closing stock price on January 31, 2008, was $48.14 per share.

DIVIDEND POLICY

Ecolab has paid common stock dividends for 71 consecutive years. Quarterly cash dividends are typically paid on the 15th of January, April, July and October.

DIVIDEND REINVESTMENT

Shareholders of record may elect to reinvest their dividends. Plan participants may also elect to purchase Ecolab common stock through this service. To enroll in the plan, shareholders may contact the plan administrator, Computershare, for a brochure and enrollment form.

GOVERNANCE/COMPLIANCE

Governance Information: Disclosures concerning our Board of Directors' policies, governance principles and corporate ethics practices, including our Code of Conduct, are available online at

www.ecolab.com/investor/governance

NYSE Compliance: Our Chief Executive Officer's most recent annual certification dated May 16, 2007, confirming he was not aware of any violations by Ecolab of the NYSE's Corporate Governance listing standards was previously filed with the NYSE.

SEC Compliance: The most recent certifications by our Chief Executive Officer and Chief Financial Officer made pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 regarding the quality of our public disclosure can be found as Exhibit (31) to our Form 10-K for the year ended December 31, 2007. Also, the latest CEO/CFO certifications are available online at www.ecolab.com/investor/governance

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

PricewaterhouseCoopers LLP
225 South Sixth Street
Minneapolis, MN 55402

INVESTOR INQUIRIES

Securities analysts, portfolio managers and representatives of financial institutions seeking information Ecolab may contact:

Michael J. Monahan
External Relations Vice President
Telephone: (651) 293-2809
E-mail: financial.info@ecolab.com

INVESTMENT PERFORMANCE

The following chart assumes investment of $100 in Ecolab Common Stock, the Standard & Poor's 500 Index and the Standard & Poor's 500 Specialty Chemicals Index on January 1, 2003, and daily reinvestment of all dividends.


250
200
150
100
50
0
DOLLARS
2002
2003
2004
2005
2006
2007
Ecolab Inc.
S&P 500 Index
S&P 500 Specialty Chemicals

INVESTOR RESOURCES

SEC Filings: Copies of Ecolab's Form 10-K, 10-Q and 8-K reports as filed with the Securities and Exchange Commission are available free of charge. These documents may be obtained on our Web site at www.ecolab.com/investor promptly after such reports are filed with, or furnished to, the SEC, or by contacting:

Ecolab Inc.
Attn: Corporate Secretary
370 Wabasha Street North
St. Paul, MN 55102
E-mail: investor.info@ecolab.com

Web site: Visit www.ecolab.com/investor for investor information and news.

RESEARCH COVERAGE

Investors may contact the following firms that have recently provided research coverage on Ecolab: Buckingham Research; Citigroup; Credit Suisse; Deutsche Bank; First Analysis; Goldman Sachs; Ingalls & Snyder; Jefferies & Company; JPMorgan; Lehman Brothers, Longbow Research; Merrill Lynch; Morningstar; Oppenheimer; RBC Dain Rauscher; Soleil Securities; UBS Equities; and William Blair & Company. The reference to such firms does not imply any endorsement of the information by Ecolab.

TRANSFER AGENT, REGISTRAR AND DIVIDEND PAYING AGENT

Shareholders of record may contact the transfer agent, Computershare Trust Company, N.A., to request assistance with a change of address, transfer of share ownership, replacement of lost stock certificates, dividend payment or tax reporting issues. If your Ecolab shares are held in a bank or brokerage account, please contact your bank or broker for assistance.

Courier Address:
Computershare Trust Company, N.A.
250 Royall Street
Canton, MA 02021

General Correspondence and Dividend Reinvestment Plan Correspondence:
Computershare Trust Company, N.A.
P.O. Box 43078
Providence, RI 02940-3078

Web site:
www.computershare.com/ecolab

E-mail: web.queries@computershare.com, or use the online form at
www.computershare.com/contactus

Telephone:
(312) 360-5203; or 1-800-322-8325
Hearing Impaired: (312) 588-4110
Computershare provides telephone assistance to shareholders Monday through Friday from 8 a.m. to 6 p.m. (Eastern Time). Around-the-clock service is also available online and to callers using touch-tone telephones.

REDUCE, RE-USE, RECYCLE

If you received multiple copies of this report, you may have duplicate investment accounts. Help save resources. Please contact your broker or the transfer agent to request assistance with consolidating any duplicate accounts.

BOARD OF DIRECTORS

DOUGLAS M. BAKER, JR.
Chairman of the Board, President and Chief Executive Officer, Ecolab Inc., Director since 2004

BARBARA J. BECK
Executive Vice President, Manpower Inc. (employment services industry), Director since 2008, Compensation and Finance Committees

LESLIE S. BILLER
Chief Executive Officer of Greendale Capital, LLC (private investment and advisory firm), Director since 1997, Compensation and Finance* Committees

RICHARD U. DE SCHUTTER
Retired Chairman and Chief Executive Officer, DuPont Pharmaceutical Company (drug manufacturer), Director since 2004, Audit and Governance Committees

JERRY A. GRUNDHOFER
Chairman Emeritus and retired Chairman of the Board, US Bancorp (financial services holding company), Director since 1999, Compensation* and Finance Committees

STEFAN HAMELMANN
Member of the Shareholders' Committee, Henkel KGaA (chemicals, household and personal care products and adhesives), Director since 2001, Finance Committee

JOEL W. JOHNSON
Retired Chairman and Chief Executive Officer, Hormel Foods Corporation (food products), Director since 1996, Audit* and Governance Committees

JERRY W. LEVIN
Chariman of JW Levin Partners LLC (private investment and advisory firm), Director since 1992, Compensation and Governance* Committees

ROBERT L. LUMPKINS
Chairman of the Board, The Mosaic Company (crop and animal nutrition products and services), Director since 1999, Audit and Governance Committees

BETH M. PRITCHARD
Vice Chair of the Board, Dean & Deluca, Inc. (gourmet and specialty foods), Director since 2004, Compensation and Finance Committees

KASPER RORSTED
Deputy Chairman Management Board, Henkel KGaA (chemicals, household and personal care products and adhesives), Director since 2005, Finance Committee

* Denotes Committee Chair

HANS VAN BYLEN
Executive Vice President, Henkel KGaA (chemicals, household and personal care products and adhesives), Director since 2007

JOHN J. ZILLMER
Chairman and Chief Executive Officer, Allied Waste Industries, Inc. (solid waste management), Director since 2006, Audit and Governance Committees

COMMUNICATIONS WITH DIRECTORS

Stakeholders and other interested parties, including our investors and employees, with substantive matters requiring the attention of our board (e.g., governance issues or potential accounting, control or auditing irregularities) may use the contact information for our board located on our Web site at www.ecolab.com/investor/governance

In addition to online communications, interested parties may direct correspondence to our board at:
Ecolab Inc.
Attn: Corporate Secretary
370 Wabasha Street North
St. Paul, MN 55102

OTHER COMMUNICATIONS

Matters not requiring the direct attention of our board - such as employment inquiries, sales solicitations, questions about our products and other such matters - should be submitted to the company's management at our St. Paul headquarters, or online at www.ecolab.com/contact/frmcontact.asp

CORPORATE OFFICERS

DOUGLAS M. BAKER, JR.
Chairman of the Board, President and Chief Executive Officer

CHRISTOPHE BECK
Senior Vice President and General Manager Institutional North America Full Service Restaurants

LAWRENCE T. BELL
General Counsel and Secretary

ANGELA M. BUSCH
Vice President - Corporate Development

JAMES W. CHAMBERLAIN
Senior Vice President Institutional North America Field Sales

JOHN J. CORKREAN
Vice President and Treasurer

TRACY J. CROCKER
Senior Vice President and General Manager Institutional North America Hospitality, Healthcare and Commercial Business

STEVEN L. FRITZE
Chief Financial Officer

ROBERT K. GIFFORD
Senior Vice President - Global Supply Chain

THOMAS W. HANDLEY
President Industrial & Services North America Sector

MICHAEL A. HICKEY
Senior Vice President - Global Business Development

PATRICIA A. JOHNSON
Vice President Tax and Public Affairs

PHILLIP J. MASON
President International Sector

MICHAEL L. MEYER
Senior Vice President - Human Resources

JAMES A. MILLER
President Institutional North America Sector

JULIE L. MOORE
Vice President Marketing

SUSAN K. NESTEGARD
Senior Vice President - Research, Development and Engineering and Chief Technical Officer

DANIEL J. SCHMECHEL
Senior Vice President and Controller

THOMAS W. SCHNACK
Executive Vice President and General Manager Food & Beverage and Water Care North America

ROBERT P. TABB
Vice President and Chief Information Officer

JAMES H. WHITE
President EMEA Sector

Worldwide Headquarters
370 Wabasha Street N St. Paul, MN 55102
www.ecolab.com 1.800.2.ECOLAB

END

ECOLAB®